As filed with the Securities and Exchange Commission on August 12, 2008
Commission File Nos. 333-147464 811-02570

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. 2
and

REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 2

FEDERAL LIFE VARIABLE ANNUITY ACCOUNT - A
(Exact Name of Registrant)

Federal Life Insurance Company (Mutual)
(Name of Depositor)

3750 West Deerfield Road
Riverwoods, Illinois 60015
(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number, including Area Code: (800) 233-3750

William S. Austin
President and Chief Operating Officer
Federal Life Insurance Company (Mutual)
3750 West Deerfield Road
Riverwoods, Illinois 60015
(Name and Address of Agent for Service)

Copy to:

Michael K. Renetzky, Esq.
Locke Lord Bissell & Liddell LLP
111 South Wacker Drive
Chicago, Illinois 60606

Approximate Date of Proposed Public Offering:  As soon after the effective date of this registration statement as is practicable.

It is proposed that this filing will become effective:

☐	immediately upon filing pursuant to paragraph (b) of Rule 485

☐	on [date], pursuant to paragraph (b) of Rule 485

☐	60 days after filing pursuant to paragraph (a)(1) of Rule 485

☐	on [date] pursuant to paragraph (a)(1) of Rule 485

Title of Securities Being Registered: Individual Variable Deferred Annuity Contract.

The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.

INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACT

ISSUED BY
FEDERAL LIFE INSURANCE COMPANY (MUTUAL)
AND THROUGH
FEDERAL LIFE VARIABLE ANNUITY ACCOUNT — A

This prospectus provides information about Federal Life Variable Annuity Account — A, the individual variable deferred annuity contract and Federal Life Insurance Company (Mutual) that you should know before investing in the contract, including a description of the material rights and obligations under the contract.

It is important that you read the contract. Your contract is the formal contractual agreement between you and Federal Life Insurance Company (Mutual). Where the description of the terms of the contract contained in the prospectus and the terms of the contract differ, the contract will control. This prospectus describes the material rights and obligations under the contract and is meant to help you decide if the contract will meet your needs. Please carefully read this prospectus and any related documents and keep everything together for future reference. Additional information about Federal Life Variable Annuity Account — A can be found in the Statement of Additional Information (the “SAI”) dated August 12, 2008 that is available upon request without charge. To obtain a copy, please contact us at: 3750 West Deerfield Road, Riverwoods, Illinois 60015; (800) 233-3750.

The SAI is incorporated by reference into this prospectus and is legally part of this prospectus, and its table of contents is listed on page 23. The prospectus and the SAI are part of the registration statement that we filed with the Securities and Exchange Commission (“SEC”) about this securities offering. The registration statement, material incorporated by reference, and other information is available on the website the SEC maintains (http://www.sec.gov) regarding registrants that make electronic filings.

Neither the SEC nor any state securities commission has approved or disapproved the securities offered through this prospectus or determined if this prospectus is truthful or complete. It is a criminal offense to represent otherwise. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state where this is not permitted. Please note that the contracts and the investment choices:

•	Are not insured by the Federal Deposit Insurance Corporation (FDIC)

•	Are not bank/credit union guaranteed

•	May lose value

•	Are not a deposit

•	Are not insured by any federal agency

Variable investment choices are available for investment under the contract. The variable investment choices are represented by a subaccount of Federal Life Variable Annuity Account — A, each of which invests in shares of one of the following portfolios:

•	Federal Life Fixed Income Portfolio

•	Federal Life Equity Portfolio

The portfolios are not the same investment portfolios that you would buy shares of through your stockbroker or a retail mutual fund. Before making investment choices, be sure to review the prospectuses for the portfolios, which are attached to this prospectus.

The date of this prospectus is August 12, 2008.

DEFINITIONS

The following terms, when used throughout this prospectus, have special meaning. In reading this prospectus, please refer back to this glossary if you have any questions about these terms.

Accumulation Unit — A unit of measure used to calculate the value of a subaccount prior to the maturity date of your contract.

Annuitant — The person on whose life annuity income payments for the contract are based. The owner is the annuitant unless the owner designates another person as the annuitant.

Annuity Unit — A unit of measure used to calculate variable payments.

Beneficiary — The person who may receive the benefits of the contract upon the death of the owner or the annuitant.

Company — Federal Life Insurance Company (Mutual).  The Company is also referred to as “Federal Life,” “we,” “us” and “our.”

Contract — The individual variable deferred annuity contract and any endorsements.

Contract Value — The sum of the values of your interest in the subaccounts.

Contract Year — Any period of twelve months commencing with the issue date of the contract or commencing with the same month and day as the issue date of the contract in each subsequent year the contract is in force.

Distributor — FED Mutual Financial Services, Inc., a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA), 3750 West Deerfield Road, Riverwoods, Illinois 60015.

Equity Securities — Securities that represent ownership in the issuing company, such as shares of common stock.

Exchange Traded Fund (ETF) — A fund that typically tracks an index and represents a basket of stocks like an index fund, but the shares of the ETF trade like shares of stock on an exchange.

Fixed Income Securities — Securities that periodically pay a fixed dollar amount, such as bonds.

Home Office — Federal Life Insurance Company (Mutual), 3750 West Deerfield Road, Riverwoods, Illinois 60015.

Issue Date — The date as of which the initial purchase payment is credited to the contract and the date the contract takes effect. This date is shown on the contract schedule.

Maturity Date — The date annuity payments are scheduled to begin. Annuity payments must begin no later than the first day of the first calendar month following the annuitant’s 95th birthday. The maturity date of your contract is shown on the contract.

Net Asset Value — The amount computed by an investment company as the price at which its shares or units may be redeemed. This price is computed in accordance with the rules of the SEC. It is computed no less frequently than each valuation period.

Owner — The person who owns the contract and is entitled to exercise all rights and privileges provided in the contract. The owner is also referred to as “you” and “your.”

Payee — The person designated by the owner to receive the annuity income payments under the contract. The annuitant is the payee unless you designate another party as the payee. You may change the payee at any time.

Portfolio — Any investment portfolio in which a subaccount invests.

Purchase Payment or Premium — The amount paid by the owner and accepted by the Company as consideration for the contract.

Separate Account — Federal Life Variable Annuity Account — A, which is a segregated asset account that is established and maintained by Federal Life pursuant to the laws of the State of Illinois. The separate account is registered as a unit investment trust under the Investment Company Act of 1940, as amended.

Subaccount — A subdivision of the separate account.

Valuation Day — Each day the New York Stock Exchange is open for business.

Valuation Period — The period which begins at the close of regular trading on the New York Stock Exchange on any valuation day and ends at the close of regular trading on the next valuation day.

KEY FACTS

The next two sections briefly introduce the contract (and its benefits and features) and its costs. However, please carefully read the contract, the whole prospectus and any related documents before purchasing the contract to be sure that it will meet your needs.

Fees and Expenses	You will be responsible for certain fees and expenses when purchasing a contract. See “Fees and Expenses” and “Contract Charges and Expenses.”

The Contract	The individual variable deferred annuity contract is a contract between “you,” the owner and “us,” Federal Life. Your investment is governed by the terms of your contract. It is important that you read your contract. Where your contract and this prospectus differ, your contract will control. See “The Contract.”

Investment Purpose	The contract is intended to help you save for retirement or another long-term investment purpose. The contract is designed to provide tax deferral on your earnings, if it is not issued under a qualified retirement plan. Qualified plans confer their own tax deferral. See “Taxes.”

Investment Choices	You may choose among various investment choices called subaccounts, each of which invests in a portfolio. See “Investment Choices.”

Purchases	An initial, lump sum purchase payment, or premium, is due and must be paid in full before the contract becomes effective. You may make additional purchase payments at any time before the maturity date of your contract. See “Purchasing a Contract.”

Right To Cancel	If you change your mind about having purchased the contract, you may return it without penalty. There are conditions regarding time and other limitations. See “Purchasing a Contract — Right to Examine and Cancel.”

Transfers	There are restrictions on transferring your money among the different investment choices. See “Transfers and Frequent Transfer Restrictions.”

Accessing Your Money	You may fully surrender your contract any time prior to the maturity date of your contract. You may request a partial surrender prior to the maturity date provided the contract value remaining after the partial surrender meets certain minimum limits shown on the contract schedule. The amount we pay upon a full or partial surrender is equal to the contract value surrendered minus fees and premium tax, if any. Unless instructed otherwise, we will make partial surrenders pro rata from the subaccounts. See “Access To Your Money.”

Income Payments	There are a number of income options available after your contract reaches its maturity date, which is the income phase. See “Income Payments.”

Death Benefit	The contract has a death benefit that becomes payable if you or the annuitant die before the maturity date of your contract. See “Death Benefit.”

FEES AND EXPENSES

Owner Transaction Expenses

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer cash value between investment choices. State premium taxes may also be deducted.

Owner Transaction Expenses
Deferred Sales Load (as a percentage of purchase payments or amount surrendered, as applicable)	None
Maximum Premium Taxes(1) — Percentage of Each Premium	3.50%
Expedited Delivery Charge(2)	$25

(1)	Currently, premium taxes do not apply.

(2)	The charge for overnight delivery of a check for funds due to you upon a surrender to arrive on Saturday; otherwise, the charge for overnight delivery of a check is $15 for surrenders. We charge $20 for wire transfers of funds due to you in connection with surrenders.

Periodic Expenses

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including the portfolios’ fees and expenses.

Separate Account Annual Expenses (as a percentage of average account value)
Mortality and Expense Risk Charge	.35%
Administrative Expense Charge	.15%

Total Separate Account Annual Expenses	.50%

Total Annual Portfolio Operating Expenses

The next item shows the minimum and maximum total annual operating expenses charged by the portfolios that you may pay periodically during the time that you own the contract. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

	Minimum		Maximum

Total Annual Portfolio Operating Expenses	.65%	—	.69%
(includes expenses that are deducted from portfolio assets, including management and administration fees, and other expenses)

The expenses shown in the table above are the annual operating expenses for the portfolios, including the indirect expenses of the underlying exchange-traded funds (“ETFs”).

More detail concerning each portfolio’s fees and expenses, including the indirect expenses of the underlying ETFs in which the portfolios invest, is set forth below. But please refer to the portfolio’s prospectus for even more information, including investment objectives, performance, and information about FLC Investment Management Company, LLC, the portfolios’ adviser, as well as Alley Company, LLC, each portfolio’s subadviser.

The following table sets forth portfolio operating expenses as an annual percentage of the portfolio’s average daily net assets. In addition to the fees set forth below, the portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period.

	Management/	Other	Acquired ETF	Annual
	Administrative	Expenses	Fees and Expenses	Operating
Portfolio Name	Fee	(A)	(B)	Expenses

Federal Life Fixed Income Portfolio	.25%	.25%	.19%	.69%
Federal Life Equity Portfolio	.25%	.25%	.15%	.65%

(A)	Other expenses may include, but are not necessarily limited to, registration fees, a portion of the Chief Compliance Officer costs, directors and officers insurance and the fees and expenses of the disinterested trustees.

(B)	The annual operating expenses for the underlying ETFs are estimated to range from .07% to .6%. This table shows estimated total annual operating expenses for each of the portfolios based on the pro rata share of expenses that the portfolios would bear if they invested in a hypothetical mix of underlying ETFs and the annual operating expenses for the underlying ETFs was .19% for the Federal Life Fixed Income Portfolio and .15% for the Federal Life Equity Portfolio. The portfolios’ adviser believes the expenses shown to be a likely approximation of the expenses the portfolios will incur based on the anticipated initial allocations to underlying ETFs. The actual expenses of each portfolio will be based on the actual mix of underlying ETFs in which it invests. The actual expenses may be greater or less than those shown.

The annual operating expenses for the underlying ETFs are estimated to range from .07% to .6%. The example below shows estimated total annual operating expenses for each of the portfolios based on the pro rata share of expenses that the portfolios would bear if they invested in a hypothetical mix of underlying ETFs and the annual operating expenses for the underlying ETFs was .19% for the Federal Life Fixed Income Portfolio and .15% for the Federal Life Equity Portfolio. The portfolios’ adviser believes the expenses shown below to be a likely approximation of the expenses the portfolios will incur based on the anticipated initial allocations to underlying ETFs. The expenses shown below include both the annual operating expenses for the portfolio and the annual operating expenses for the underlying ETFs. The actual expenses of each portfolio will be based on the actual mix of underlying ETFs in which it invests. The actual expenses may be greater or less than those shown.

Example

The example below is intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include owner transaction expenses, contract fees, separate account annual expenses and portfolio fees and expenses.

The example assumes that you invest $10,000 in the contract for the time periods indicated. Premium tax charges are not reflected in the example. The example also assumes that your investment has a 5% annual return on assets each year and assumes the maximum fees and expenses of any of the portfolios. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your contract at the end of the applicable time period:

Portfolio	1 Year	3 Years	5 Years	10 Years

Federal Life Fixed Income Portfolio	121.22	377.49	653.38	1,439.11
Federal Life Equity Income Portfolio	117.17	365.02	632.07	1,393.69

(2) If you annuitize at the end of the applicable time period:

Portfolio	1 Year	3 Years	5 Years	10 Years

Federal Life Fixed Income Portfolio	121.22	377.49	653.38	1,439.11
Federal Life Equity Income Portfolio	117.17	365.02	632.07	1,393.69

(3) If you do not surrender your contract:

Portfolio	1 Year	3 Years	5 Years	10 Years

Federal Life Fixed Income Portfolio	121.22	377.49	653.38	1,439.11
Federal Life Equity Income Portfolio	117.17	365.02	632.07	1,393.69

The example does not represent past or future expenses. Your actual costs may be higher or lower.

CONDENSED FINANCIAL INFORMATION

The contracts have not been previously offered so there is no condensed financial information relating to values under the contracts. The financial statements of the separate account and Federal Life Insurance Company (Mutual) can be found in the SAI. The financial statements of the separate account include information about all the contracts offered through the separate account. The financial statements of Federal Life Insurance Company (Mutual) that are included should be considered only as bearing upon the Company’s ability to meet its contractual obligations under the contracts. Federal Life Insurance Company’s (Mutual) financial statements do not bear on the future investment experience of the assets held in the separate account. For a copy of the SAI, please contact us. A form to request a copy of the SAI is included at the end of this prospectus.

FEDERAL LIFE INSURANCE COMPANY (MUTUAL)

Federal Life Insurance Company (Mutual), located at 3750 West Deerfield Road, Riverwoods, Illinois 60015, commenced business on May 5, 1900 following incorporation on September 8, 1899 as a life insurer under the Illinois Life Insurance Act of 1869. We are an Illinois domiciled company authorized to write life, annuity, and accident and health insurance. On March 12, 1945, our plan to convert from a stock company to a mutual was approved by the Illinois Director of Insurance. In 1962, our mutualization plan was completed and a certificate was issued by the Illinois Director of Insurance substantiating the effective date of our corporate structural change. We are admitted to conduct life insurance and annuity business in 46 states.

We issue and administer the separate account and the contracts, which are described below. We maintain records of the name, address, taxpayer identification number and other pertinent information for each owner, the number and type of contracts issued to each owner and records with respect to the value of each contract.

INVESTMENT CHOICES

The Separate Account

We established Federal Life Variable Annuity Account — A, the separate account, on April 7, 1975, pursuant to the provisions of Illinois insurance law. The separate account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940.

We own the assets in the separate account. The portion of the assets of the separate account equal to the reserves and other contract liabilities with respect to the separate account are not chargeable with the liabilities arising out of any other business we may conduct. The income, gains and losses, both realized and unrealized, from the assets of the separate account will be credited to or charged against the separate account without regard to any other income, gains or losses of the Company. We have the right to transfer to our general account any assets of the separate account that are in excess of such reserves and other liabilities. “Such reserves and other liabilities” refers to the aggregate contract value allocated to the investment options for all contracts funded by the separate account. The obligations of the separate account are not our general obligations and will be satisfied solely by the assets of the separate account. We reserve the right to deduct taxes attributable to the operation of the separate account.

The separate account is divided into subaccounts. We do not guarantee the investment performance of the separate account or any of its subaccounts. Any investment gain or loss depends on the investment performance of the portfolios. You assume the full investment risk for all amounts placed in the separate account.

The Portfolios

Each subaccount of the separate account invests in shares of a corresponding portfolio. The contract offers the following portfolios, each of which is issued under the Federal Life Trust.

Federal Life Fixed Income Portfolio.

•	Seeks income as its primary objective by investing predominantly in exchange-traded funds (“ETFs”) that invest in fixed income securities.

•	Seeks a conservative investment risk posture by investing primarily in investment grade fixed income ETFs and by selecting a number of different ETFs that represent a variety of underlying sectors.

•	May invest a portion of its assets in cash, cash equivalents, money market funds or other investments.

•	The adviser is FLC Investment Management Company, LLC and the subadviser is Alley Company, LLC.

Federal Life Equity Portfolio.

•	Seeks capital growth as its primary objective by investing predominantly in ETFs that invest in equity securities.

•	Seeks an aggressive investment risk posture by investing primarily in equity ETFs.

•	Seeks a diversified and broad-based market exposure by selecting a number of different ETFs that represent a variety of underlying sectors.

•	May invest a portion of its assets in cash, cash equivalents, money market funds or other investments.

•	The adviser is FLC Investment Management Company, LLC and the subadviser is Alley Company, LLC.

The values and benefits of your contract depend on the investment performance of the portfolios in which you invest. We do not guarantee the investment performance of the portfolios. You bear the full investment risk for amounts allocated or transferred to the portfolios. There is no assurance that the portfolios will achieve their stated objective.

The portfolio prospectuses contain more detailed information about the portfolios. Current copies of the portfolio prospectuses are attached to this prospectus. You should read the information contained in the portfolio prospectuses carefully before investing.

Voting Privileges

To the extent required by law, we will obtain instructions from you and other owners about how to vote our shares of a portfolio when there is a vote of shareholders of a portfolio. We will vote all the shares we own in proportion to those instructions from owners. An effect of this proportional voting is that a relatively small number of owners may determine the outcome of a vote.

Our Substitution and Other Rights

We reserve the right to substitute a different portfolio for the one in which any subaccount is currently invested, or transfer money to our general account. We will obtain any required approval from the SEC before doing so. We will give you notice of any substitution.

When permitted by law, we may:

•	add new subaccounts to, or remove existing subaccounts from, the separate account, or combine subaccounts;

•	make new subaccounts or other subaccounts available to such classes of the contracts as we may determine;

•	add new portfolios, or remove existing portfolios;

•	substitute a different portfolio for any existing portfolio if shares of a portfolio are no longer available for investment, or if we determine that investment in a portfolio is no longer appropriate in light of the purposes of the separate account;

•	deregister the separate account under the Investment Company Act of 1940 if such registration is no longer required;

•	operate the separate account as a management investment company under the Investment Company Act of 1940 or as any other form permitted by law; and

•	make any changes to the separate account or its operations as may be required by the Investment Company Act of 1940 or other applicable law or regulations.

THE CONTRACT

Overview

The individual variable deferred annuity contract is a contract between “you,” the owner, and “us,” Federal Life. The contracts are intended for retirement savings or other long-term investment purposes. We will not issue a contract to someone over the age of 85.

In exchange for your purchase payment, we agree to pay you an income when you choose to receive it. You select the income period beginning on a date you designate that is in the future. The contracts, like all deferred annuity contracts, have two phases — the accumulation phase and the income phase. Your contract is in the accumulation phase until you decide to begin receiving annuity payments that begin on the maturity date. During the accumulation phase we provide a death benefit. Once you begin receiving annuity payments, your contract enters the income phase.

You are generally not taxed on contract earnings until you take money from your contract. This is known as tax deferral. Tax deferral is automatically provided by qualified retirement plans. There is no additional tax deferral provided when a variable annuity contract is used to fund a qualified retirement plan.

The contracts are called variable annuity contracts because you can choose to allocate your purchase payment(s) among various investment choices. You have two investment choices. The amount of money you are able to accumulate in your contract during the accumulation phase depends on the investment performance of the portfolios you select.

At the beginning of the income phase, you can choose to receive annuity payments on a variable basis, a fixed basis or a combination of both. If you choose variable payments, the amount of the annuity payments will fluctuate depending on the investment performance of the portfolios you select for the income phase. If you select to receive payments on a fixed basis, the payments you receive will remain level.

This prospectus provides a description of the material rights and obligations under the contract. Your contract is the formal contractual agreement between you and the Company.

Interested Parties

The parties to the contract are you, as owner of the contract, and us, Federal Life. Other interested parties include the annuitant and the beneficiary, as described below.

Owner.  In this prospectus, “you” and “your” refer to the owner of the contract. The owner is named at the time of application. The person who owns the contract is entitled to exercise all rights and privileges provided in the contract. The owner may be changed by written notice. A change of owner will automatically revoke any prior designation of owner. A change of owner will become effective as of the date the authorization request is signed. The Company will not be liable for any payment made or action taken when following the instructions of the owner identified in the Company’s records.

Annuitant.  The annuitant is the person on whose life we base annuity income payments for the contract. The owner is the annuitant unless the owner designates another person as the annuitant. The owner of the contract must be the annuitant except where there is a custodian for a minor annuitant, a non-natural person, a trust or an employer sponsored plan. You may change the annuitant by written notice prior to the maturity date of the contract. Any change of annuitant is subject to the Company’s underwriting rules then in effect.

Beneficiary.  The beneficiary is the person that you name to receive the benefits of the contract upon the death of the annuitant. Unless designated irrevocably, you may change the beneficiary by written notice prior to the annuitant’s death. If you designate an irrevocable beneficiary, you will need to obtain the beneficiary’s written consent before you can change the beneficiary designation or exercise certain other rights.

PURCHASING A CONTRACT

Purchase Payments

Minimum Initial Purchase Payment: $5,000.

Minimum Subsequent Purchase Payments: $500.

Maximum Purchase Payments:  The maximum total of all purchase payments you may make without our prior approval is $1 million.

Purchase payments, or premiums, may be paid to us at any time before the maturity date of the contract, so long as the annuitant is still living and the contract has not been surrendered. The initial purchase payment must be paid to us on or before the date the contract is issued. Each purchase payment must be paid to us at our home office:

Federal Life Insurance Company (Mutual)
3750 West Deerfield Road
Riverwoods, Illinois 60015

Upon request, we will provide you with a receipt as proof of payment.

Allocations of Purchase Payments

You may allocate your purchase payments among the available investment choices. You must tell us the percentage of the purchase payment(s) to be applied to each investment choice. We allocate purchase payments according to the instructions contained in our records at the time we accept the purchase payment at our home office. Your initial allocation instructions are on the application. Allocations must be made in whole percentages. Unless different allocation instructions are received, the allocation for additional purchase payments, if any, will be the same as for the initial purchase payment. You may change the percentage allocation among available investment choices by sending us written notice. Such changes are subject to any limit on the number of investment choices available through each contract. Changes in allocation will not be effective until the date we receive your written notice and will only affect purchase payments we receive after that date.

We will issue your contract and allocate your initial purchase payment within two business days (days when the New York Stock Exchange is open) after we receive your initial purchase payment and all information that we require for the purchase of a contract. If we do not receive all of the information that we require, we will contact you to get the necessary information. If for some reason we are unable to complete this process within five business days, we will return your money.

If you add more money to your contract by making additional purchase payments, we will credit these amounts to your contract on the business day we receive them as long as you have provided us with the necessary information to apply the purchase payment. If you do not give us all of the information we need, we will contact you to get it. We will then apply your purchase payment on the business day that we obtain the necessary information from you. If we receive your purchase payment on a non-business day or after the business day closes, we will credit the amount to your contract effective the next business day.

Each business day ends when the New York Stock Exchange closes (usually 4:00 p.m. Eastern time).

Right to Examine and Cancel

You have the right to examine and to cancel the contract. You may return the contract within 10 days of the date it is received to either our home office or to the agent through whom it was purchased. If you were 65 years of age as of the date the application was signed, or if this contract was a replacement of another annuity contract, then that period of time will be extended to 30 days. When we receive the contract, we will cancel the contract and refund the full contract value plus any fees or charges that were assessed since the issue date of the contract. Where required by law, we will refund your purchase payment(s), or the greater of your purchase payment(s) and the full contract value plus any fees or charges that were assessed since the issue date of the contract.

CONTRACT VALUE

Your contract value is the sum of your value in the subaccounts of the separate account. Your contract value will go up or down as a result of purchase payments, surrenders, transfers, fees and charges. Your contract value will vary depending on the investment performance of the portfolios you choose. In order to keep track of your contract value in the separate account, we use a unit of measure called an accumulation unit. During the income phase of your contract, we call the unit an annuity unit.

Accumulation Units

To calculate the value of a subaccount, we multiply the number of accumulation units attributable to each subaccount by the accumulation unit value for that subaccount as of the end of the valuation period for which the value is being determined, as set forth below. When your purchase payments are credited to a subaccount, they are converted into accumulation units in accordance with the calculation procedures described below. Each additional purchase payment you make to a subaccount will increase the number of accumulation units you own in that subaccount. The number of accumulation units you own can also decrease upon the occurrence of certain events. Events that will result in the cancellation of an appropriate number of accumulation units of a subaccount include:

•	transfers from a subaccount;

•	a full or partial surrender;

•	payment of the death benefit;

•	annuitization;

•	deduction of charges, fees or premium tax.

Accumulation units will be canceled as of the end of the valuation period during which the transaction occurs.

The accumulation unit value for each subaccount on any valuation day is determined by multiplying the accumulation unit value on the prior valuation day by the net investment factor for the valuation period. A “valuation day” is each day the New York Stock Exchange is open for business. The net investment factor is used to measure the investment performance of a subaccount from one valuation period to the next. A “valuation period” is the period which begins at the close of regular trading on the New York Stock Exchange on any valuation day and ends at the close of regular trading on the next valuation day. A net investment factor is determined for each subaccount for each valuation period. The net investment factor may be greater or less than one, so the value of an accumulation unit can increase or decrease.

Net investment factor	=	A B	— C

The net investment factor for each subaccount is determined by dividing A by B and then subtracting C from the result, where:

•	A is equal to:

1.	the net asset value per share of the portfolio held in the subaccount, determined at the end of the applicable valuation period; plus

2.	the per share amount of any dividend or net capital gain distributions made by the portfolio held in the subaccount, if the “ex-dividend” date occurs during the applicable valuation period; plus or minus

3.	a per share charge or credit for any taxes reserved for, which is determined by the Company to have resulted from the investment operations of the subaccount.

•	B is the net asset value per share of the portfolio held in the subaccount, determined at the end of the preceding valuation period; and

•	C is the sum of the mortality and expense risk charge and the administration charge to be deducted from the subaccount for the number of days in the applicable valuation period.

The value of an accumulation unit may go up or down from day to day.

TRANSFERS AND FREQUENT TRANSFER RESTRICTIONS

Transfers During the Accumulation Phase

You may instruct us to transfer amounts between the subaccounts prior to the maturity date of the contract, which is the accumulation phase. The minimum transfer amount is shown on the contract schedule. If, after the transfer, the amount remaining in any of the subaccounts from which the transfer is made is less than $100, we may transfer the entire amount instead of the requested amount. The maximum number of transfers per contract year is shown on the contract schedule. We will not honor transfer requests when the transfer would be detrimental to any portfolio, other owners or the separate account.

Transfers During the Income Phase

During the income phase, you may transfer annuity units between subaccounts if you have chosen to receive variable payments. This is done by converting annuity units of a subaccount into a dollar amount using the annuity unit value for that subaccount on the valuation period during which the transfer occurs and reconverting that dollar amount into the appropriate number of annuity units of another subaccount using its annuity unit value for the same valuation period. Thus, on the date of the transfer, the dollar amount of the portion of a variable income payment generated from the annuity units of either subaccount would be the same. The maximum number of transfers per contract year is shown on the contract schedule. If fixed annuity payments are selected, transfers are not allowed.

Transfer Procedures

You can make transfers by telephone, by written request, or by other means we authorize. We will use reasonable procedures to confirm that instructions given to us are genuine. We may be liable for any losses due to unauthorized or fraudulent instructions, if we fail to use such procedures. We may record all telephone instructions. We currently do not offer the telephone transfer service to contracts owned by custodians, guardians or trustees.

Your transfer is effective as of the end of the business day when we receive your fully completed request. Our business day closes when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time. If we receive your transfer request at our home office on a non-business day or after our business day closes, your transfer request will be effective on the next business day.

We disclaim all liability for transfers made based on your transfer instructions, or the instructions of a third party authorized to submit transfer requests on your behalf.

Restrictions on Transfers; Market Timing

The contract is not designed for frequent transfers by anyone. Frequent transfers between subaccounts may disrupt the underlying portfolios and could negatively impact performance by interfering with efficient management and reducing long-term returns, and increasing administrative costs.

Frequent transfers may also dilute the value of shares of an underlying portfolio. Neither the contracts nor the underlying portfolios are meant to promote any active trading strategy, like market timing. Allowing frequent transfers by one or some owners could be at the expense of other owners of the contract. To protect owners and the underlying portfolios, we have policies and procedures to deter frequent transfers between the subaccounts.

To the extent permitted by applicable law, we reserve the right to restrict the number of transfers per year that you can request, and to restrict you from making transfers on consecutive business days. In addition, your right to make transfers between subaccounts may be modified if we determine that the exercise by one or more owners is, or would be, to the disadvantage of other owners.

We continuously monitor transfers under the contract for disruptive activity based on frequency, pattern and size. We will more closely monitor contracts with disruptive activity, placing them on a watch list, and if the disruptive activity continues, we will restrict the availability of telephonic means to make a transfer, instead requiring that transfer instructions be mailed through regular U.S. postal service, and/or terminate the ability to make transfers completely, as necessary. If we terminate your ability to make transfers, you may need to make a partial surrender to access the contract value in the subaccount(s) from which you sought a transfer. We will notify you and your representative in writing within five days of placing the contract on a watch list.

We may also make exceptions that involve an administrative error, or a personal unanticipated financial emergency of an owner resulting from an identified health, employment, or other financial or personal event that makes the existing allocation imprudent or a hardship. These limited exceptions will be granted by an oversight team pursuant to procedures designed to result in their consistent application. Please contact us if you believe your transfer request entails a financial emergency.

Otherwise, we do not exempt any person or class of persons from our policies and procedures. We expect to apply our policies and procedures uniformly, but because detection and deterrence involves judgments that are inherently subjective, we cannot guarantee that we will detect and deter every contract engaging in frequent transfers every time. Because our policies and procedures are discretionary, it is possible that some contract owners may engage in frequent transfer activity while others may not engage in such activity. If these policies and procedures are ineffective, the adverse consequences described above could occur. We also expect to apply our policies and procedures in a manner reasonably designed to prevent transfers that we consider to be to the disadvantage of other owners, and we may take whatever action we deem appropriate, without prior notice, to comply with or take advantage of any state or federal regulatory requirement.

Additionally, the portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the portfolios describe the portfolios’ frequent trading and market timing policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. We have entered into a written agreement, as required by SEC regulation, with each portfolio or its principal underwriter that obligates us to provide to the portfolio promptly upon request certain information about the trading activity of individual contract owners, and to execute instructions from the portfolio to restrict or prohibit further purchases or transfers by specific contract owners who violate the frequent trading or market timing policies established by the portfolio.

Orders for the purchase of portfolio shares may be subject to acceptance by the portfolio. Therefore, we reserve the right to reject, without prior notice, any portfolio transfer request if the investment in the portfolio is not accepted for any reason.

TELEPHONE TRANSACTIONS

You can request certain transactions by telephone, subject to our right to terminate telephonic transfer privileges described above. Our representatives are available during business hours to provide you with information about your account. We require that you provide proper identification before performing transactions over the telephone.

You may make transfers by telephone unless you elect not to have this privilege. Any authorization you provide to us in an application will authorize us to accept transaction instructions, including subaccount transfers/allocations, by you and your financial representative unless you notify us to the contrary. To notify us, please call us. Our contact information is on the cover page of this prospectus and the number is referenced in your contract or on your quarterly statement.

When authorizing a transfer, you must complete your telephone call by the close of the New York Stock Exchange (usually 4:00 p.m. Eastern time) in order to receive that day’s accumulation unit value for a subaccount.

You may only cancel an earlier telephonic transfer request made on the same day by calling us before the New York Stock Exchange closes.

Our procedures are designed to provide reasonable assurance that telephone authorizations are genuine. Our procedures include requesting identifying information and recording telephone communications and other specific details. We and our affiliates disclaim all liability for any claim, loss or expense resulting from any alleged error or mistake in connection with a transaction requested by telephone that you did not authorize. However, if we fail to employ reasonable procedures to ensure that all requested transactions are properly authorized, we may be held liable for such losses.

We do not guarantee access to telephonic information or that we will be able to accept transaction instructions via the telephone at all times. We also reserve the right to modify, limit, restrict, or discontinue at any time and without notice the acceptance of instruction from someone other than you and/or this telephonic transaction privilege.

Upon notification of the owner’s or annuitant’s death, any telephone transfer authorization, other than by the surviving joint owners, designated by the owner ceases and we will not allow such transactions unless the executor/representative provides written authorization for a person or persons to act on the executor’s/representative’s behalf.

ACCESS TO YOUR MONEY

You can have access to the money in your contract:

•	by making either a partial or complete surrender, or

•	by electing to receive income payments.

Your beneficiary can have access to the money in your contract when a death benefit is paid.

Full and Partial Surrenders

You may fully surrender your contract any time prior to the maturity date of your contract. You may request a partial surrender prior to the maturity date if the contract value remaining after the partial surrender meets the minimum limits shown on your contract schedule. Each partial surrender must be for an amount which is not less than $500 or, if smaller, the remaining contract value. If the surrender would result in the contract value being less than the amount that must remain in the contract after a partial surrender, as designated on your contract schedule, we will treat the surrender request as a request for a full surrender. The amount we pay upon a full or partial surrender is equal to the contract value surrendered minus fees for overnight delivery of checks or wire transfers and premium tax, if any. We will make partial surrenders pro rata from the subaccounts.

A surrender will result in the cancellation of accumulation units from each applicable subaccount of the separate account in the ratio that the contract value in the subaccount bears to the total contract value. You must specify in a notice to us from which subaccount(s) values are to be surrendered if a different method is desired.

Your surrender request must be in writing. We will accept surrender requests submitted via facsimile. There are risks associated with not requiring original signatures in order to disburse the money. To minimize the risks, the proceeds will be sent to your last recorded address in our records, so be sure to notify us, in writing with an original signature, of any address change. We do not assume responsibility for improper disbursements if you have failed to provide us with the current address to which the proceeds should be sent.

We will pay the amount of any surrender within seven (7) days of receipt of the notice in good order unless we have suspended or postponed payments for surrenders. If payment of the surrender proceeds is not made within 30 days of our receipt of your written request, or if later, within 30 days of the surrender date you specify, the proceeds will be credited with interest from the date of surrender. The rate of interest will be set each year by us.

Suspension or Delay in Payment of Surrender

We may suspend or postpone payments for a surrender or transfer for any period when:

•	the New York Stock Exchange is closed,

•	when trading on the New York Stock Exchange is restricted,

•	when an emergency exists and as a result the disposal of securities in the subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the net assets in the subaccounts, or

•	during any other period when the SEC by order permits a suspension of surrender for the protection of other owners.

Income taxes, tax penalties and certain restrictions may apply to any surrender you request. There are limitations on surrenders from qualified plans. For more information, please see “Taxes.”

CONTRACT CHARGES AND EXPENSES

There are charges and expenses associated with your contract, the deduction of which will reduce the investment return of your contract. We expect to profit from certain charges assessed under the contract. These charges and expenses are as follows:

Insurance Charges

The charges below are deducted daily from each of the subaccounts. We do this as part of our calculation of the value of the accumulation units and the annuity units. Charges are deducted proportionally from your contract value. These charges may be a lesser amount where required by state law or as described below, but will not be increased. The insurance charge has two parts: (1) the mortality and expense risk charge, and (2) the administrative expense charge.

Mortality and Expense Risk Charge.  This charge is equal, on an annual basis, to .35% of the daily value of the assets invested in each portfolio, after portfolio expenses are deducted. We can increase this charge, but the charge will never exceed 1.25%. The mortality and expense risk charge compensates us for the risks we assume in connection with all the contracts, not just your contract. Our mortality risks under the contracts arise from our obligations to make income payments for the life of the annuitant and to provide a basic death benefit. Our expense risks under the contracts include the risk that our actual cost of administering the contracts and the subaccounts may exceed the amount that we receive from the administration charge.

If the current mortality and expense risk charge is not sufficient to cover the mortality and expense risk, we will bear the loss. If this is the case, we may raise the mortality and expense risk charge in order to restore profitability. In no case will we raise the charge above the guaranteed amount. If the amount of the charge is more than sufficient to cover the mortality and expense risk, we will make a profit on the charge. We may use this profit for any purpose, including the payment of marketing and distribution expenses for the contract.

Administration Expense Charge.  This charge is equal, on an annual basis, to 0.15% of the daily value of the assets invested in each portfolio, after portfolio expenses are deducted. We assess this charge to reimburse us for all the expenses associated with the administration of the contract and the separate account. Some of these expenses are: preparation of the contract, confirmations, annual reports and statements, maintenance of contract records, personnel costs, legal and accounting fees, filing fees, and computer and systems costs.

Premium and Other Taxes

Some states and other governmental entities charge premium taxes or similar taxes. We are responsible for the payment of these taxes and will make a deduction either from your purchase payments when accepted, from your contract value when you make surrenders, from the death benefit, or from amounts applied to an income option. Premium taxes generally range from 0% to 3.5%, depending on the state.

We will deduct any other taxes which we incur because of the operation of the separate account.

Distribution of Contracts

We do not pay commissions to the broker-dealers who sell the contracts. The contracts are distributed through investment advisers who directly charge their clients an asset management fee or some other fee that takes into account assets invested in the contracts. Some of these investment advisers may be associated with FED Mutual Financial Services, Inc., our Distributor.

We may use any of our corporate assets to cover the cost of distribution, including any profit from the contract’s mortality and expense risk charge and other charges.

All of the compensation described here, and other compensation or benefits provided by us or our affiliates, may be greater or less than the total compensation on similar or other products. The amount and/or structure of the compensation may influence your registered representative, broker-dealer or selling institution to present this contract over other investment alternatives. The variations in compensation, however, may also reflect differences in sales effort or ongoing customer services expected of the registered representative or the broker-dealer. You may ask your registered representative about any variations and how he or she and his or her broker-dealer are compensated for selling the contract.

INCOME PAYMENTS

If you want to receive regular income from your annuity, you can choose to receive fixed and/or variable annuity payments under one of three annuity income options, which are described below. You can choose the month and year to begin those payments. We call that date the maturity date and the start of the income phase. Annuity payments must begin no later than the first day of the first calendar month following the annuitant’s 95th birthday. We ask you to choose your maturity date when you purchase your contract.

The maturity date of your contract is shown on the contract schedule. You may change the maturity date if the following requirements are met:

•	the requested change is before the maturity date;

•	the change is made in writing and approved by us;

•	the new maturity date is at least one year after the date your contract was issued; and

•	the new maturity date is not later than the first day of the first calendar month after the annuitant’s 95th birthday unless we agree to a later date in writing.

A change will become effective as of the date requested, but will not apply to any action taken by us before it is recorded at our home office.

In addition, at the maturity date of your contract, you can choose to receive fixed payments, variable payments or a combination thereof. Fixed payments are guaranteed as to dollar amount. Variable payments will reflect the investment experience of the separate account in accordance with the allocation of the contract value to the subaccounts. You can choose to have income payments made monthly, quarterly, semi-annually or annually. If you do not choose among fixed, variable or a combination of these payments, we will assume that you selected fixed payments.

Under a traditional Individual Retirement Annuity, required minimum distributions must begin in the calendar year in which you attain age 70 1/2 (or such other age as required by law). Distributions under qualified plans and tax-sheltered annuities must begin by the later of the calendar year in which you attain age 70 1/2 or the calendar year in which you retire. You do not necessarily have to annuitize your contract to meet the minimum distribution requirements for individual retirement annuities, qualified plans, and tax-sheltered annuities. Distributions from Roth IRAs are not required prior to your death.

Annuity Income Options

You may select an annuity income option as set forth in the fixed and variable income option tables in the contract, or change your selection by written notice not later than 30 days before the maturity date of your contract. If you have not selected an annuity income option within 30 days prior to the maturity date of your contract, we will apply your contract value to the “Life Annuity with 120 Monthly Income Payments Guaranteed” option below assuming fixed payments only. The annuitant is the person whose life we look to when we make income payments. The annuity income options are as follows:

•	Life Income. The amount to be paid under this option will be paid during the lifetime of the annuitant. Payments will cease with the last payment due prior to the death of the annuitant.

•	Life Income With 120 Monthly Income Payments Guaranteed. The amount to be paid under this option will be paid during the lifetime of the annuitant with a guaranteed period of 120 months. If the annuitant dies prior to the end of this guaranteed period, the beneficiary will receive the remaining guaranteed payments.

•	Joint and Survivor Income. The amount to be paid under this option will be paid during the joint lifetimes of the annuitant and a designated second person. Payments will continue as long as either is living.

The amount and period under any other option will be determined by us. Payment options not set forth in the contract are available only if they are approved by both you and us. We may elect to make available an immediate annuity contract as a settlement option if requested by the contract owner.

Fixed Payments

If you choose fixed payments, the payment amount will not vary. Fixed payments are not in any way dependent upon the investment experience of the separate account. Fixed payments are based upon the income option elected, the annuitant’s attained age and sex, and the appropriate fixed income option table as set forth in the contract. If, as of the annuity calculation date, the then-current fixed income option rates applicable to this class of contracts provide an annuity payment greater than that which is guaranteed under the same income option under the contract, then the greater payment will be made.

Variable Payments

If you choose variable payments, over time the payment amount will vary with the investment performance of the portfolios. The amount of the first variable payment depends on the annuity income option elected and the age and sex of the annuitant. The contract contains a variable income option table indicating the dollar amount of the first monthly payment under each annuity option form for each $1,000 of value applied. The tables are determined based on the Annuity 2000 Table projected with Scale G to the year of annuitization and interest at a rate of 5% per annum.

The 5% interest rate assumed in the variable income option table will produce level annuity income payments if the net investment rate remains constant at 5% per year. Subsequent payments will be less than, equal to, or greater than the first payment depending upon whether the actual net investment rate is less than, equal to, or greater than 5%.

The dollar amount of the first variable payment is determined by applying the available value, after the deduction of any applicable premium taxes, to the table using the age and sex of the annuitant(s). The number of annuity units is then determined by dividing the dollar amount of that first payment by the then current annuity unit value. Thereafter, the number of annuity units will remain unchanged during the period of the annuity payments.

This determination is made separately for each subaccount of the separate account. The number of annuity units is determined for each subaccount and is based upon the available value in each subaccount as of the date annuity payments are to begin. The dollar amount determined for each subaccount will then be aggregated for the purposes of making payments. The dollar amount of the second and later variable payments is equal to the number of annuity units determined for each subaccount multiplied by the annuity unit value of that subaccount as of the due date of that payment. This amount may increase or decrease from month to month. The value of an annuity unit for a subaccount is determined as described below, by subtracting B from A, dividing that result by C and multiplying the result by a factor to neutralize the assumed net investment rate, discussed above, per annum, where:

•	A is equal to the net result of the assets of the subaccount attributable to the annuity units, plus the cumulative credit or minus the cumulative charge for taxes reserved which credit or charge is determined by us to have resulted from the operation of the subaccount;

•	B is equal to the cumulative unpaid amounts for the separate account charge which are shown on the contract schedule; and

•	C is equal to the number of annuity units outstanding at the end of the valuation period.

The value of an annuity unit may increase or decrease from valuation period to valuation period.

Frequency and Amount of Payments

All annuity income payments will be mailed within 10 business days of the scheduled payment date. Payments will be made based on the annuity income option and the frequency of payments selected. However, if the net amount to be applied to any annuity income option at the maturity date of your contract is less than the minimum shown on the contract schedule, then we have the right to pay this amount in one lump sum instead of periodic annuity payments.

If any annuity income payment would be or becomes less than the minimum amount shown on the contract schedule, we may change the frequency of payments to an interval that results in payments of at least the minimum. In no event will we make payments under an annuity income option less frequently than annually.

Guaranteed Purchase Rates

Guaranteed purchase rates, which apply to both fixed and variable payments, are the dollar amounts per $1,000 of proceeds paid under your selected annuity income option. Examples of these rates may be found in the tables at the end of the contract. For fixed payment options, the guaranteed interest basis, which is not applicable to variable payments, of 1.50% is used to calculate the guaranteed purchase rates. The mortality basis is the Annuity 2000 Mortality Table projected with Scale G to the year of annuitization. Upon request, we will furnish you the guaranteed purchase rates for ages and periods not shown in the contract. Annuity benefits available on the maturity date of your contract will not be less than those provided by the application of an equivalent amount to the purchase of a single premium immediate annuity contract offered by us on the maturity date of your contract to the same class of annuitants for the same annuity income option.

Confirmation of Annuity Payments

Within 30 days of the maturity date of your contract we will issue a confirmation of the elected annuity income option and the amount of each payment (or the amount of the first payment if variable payments have been elected).

DEATH BENEFIT

The death benefit is the contract value as of the end of the valuation period during which we receive due proof of death. Only one death benefit is payable under the contract, even though the contract may continue beyond the owner’s death. The death benefit amount in the separate account remains in the separate account until distribution begins. From the time the death benefit is determined until complete distribution is made, the amount in the separate account will continue to be subject to investment risk. This risk is borne by the beneficiary.

If the owner dies before the maturity date and while the contract is in force, we will pay the death benefit to the beneficiary. If the owner dies on or after the maturity date, the beneficiary will become the new owner and remaining payments must be distributed at least as rapidly as under the annuity income option in effect at the time of the owner’s death. If the annuitant is not the owner and dies prior to the maturity date, then the owner will become the new annuitant, unless you designate otherwise.

Payment of the Death Benefit

The death benefit may be taken in one sum immediately and the contract will terminate. If the death benefit is not taken in one sum immediately, the entire interest in the contract must be distributed under one of the following options:

•	the entire interest must be distributed over the life of the beneficiary, or over a period not extending beyond the life expectancy of the beneficiary, with distribution beginning within one year of the deceased owner’s death; or

•	the entire interest must be distributed within 5 years of the deceased owner’s death.

Prior to the distribution of the entire interest, a beneficiary will have all rights of ownership to his or her interest. However, except as provided in the contract, these rights will not extend distribution beyond the limits stated above.

If the beneficiary is the deceased owner’s spouse, the surviving spouse may elect, in lieu of receiving the death benefit, to continue the contract and become the new owner provided the deceased owner’s spouse follows the procedural requirements to change the owner. The surviving spouse may then select a new beneficiary. Upon the surviving spouse’s death, the beneficiary may take the death benefit in one sum immediately and the contract will terminate. If not taken in one sum immediately, the death benefit must be distributed to the beneficiary as described above under “Payment of Death Benefit.”

If there is more than one beneficiary, the foregoing provisions apply to each beneficiary individually. The death benefit provisions of the contract will be interpreted to comply with the requirements of §72(s) of the Internal Revenue Code. We will endorse the contract as necessary to conform to regulatory requirements. We will obtain all necessary regulatory approvals and will send you a copy of any endorsements.

Suspension of Payment

Payment of the death benefit may be suspended or delayed under the circumstances described in the “Access to Your Money — Suspension or Delay in Payment of Surrender” section of this prospectus.

TAXES

The following is only general information and is not intended as tax advice to any individual. Additional tax information is included in the SAI. You should consult your own tax advisor as to how these general rules will apply to you if you purchase a contract.

To ensure compliance with United States Treasury Department Circular 230, you are hereby notified that: (i) any discussion of United States federal tax issues in this document is not intended or written to be relied upon, and cannot be relied upon, by you for purposes of avoiding penalties that may be imposed on you under the Internal Revenue Code of 1986, as amended (“Code”); (ii) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed herein; and (iii) you should seek advice based on your particular circumstances from your own independent tax advisor.

Owner Taxation

Qualified and Non-Qualified Contracts.  If you purchase your contract as a part of a qualified plan your contract will be what is referred to as a qualified contract. Tax deferral under a qualified contract arises under the specific provisions of the Code governing the qualified plan, so a qualified contract should be purchased only for the features and benefits other than tax deferral that are available under a qualified contract, and not for the purpose of obtaining tax deferral. You should consult your own advisor regarding these features and benefits of the contract prior to purchasing a qualified contract.

If you do not purchase your contract as a part of any qualified pension plan, specially sponsored program or an Individual Retirement Annuity, your contract will be what is referred to as a non-qualified contract.

The amount of your tax liability on the earnings under and the amounts received from either a qualified or a non-qualified contract will vary depending on the specific tax rules applicable to your contract and your particular circumstances.

Non-Qualified Contracts — General Taxation.  Increases in the value of a non-qualified contract attributable to undistributed earnings are generally not taxable to the owner or the annuitant until a distribution (either a surrender or an income payment) is made from the contract. This tax deferral is generally not available under a non-qualified contract owned by a non-natural person (e.g., a corporation or certain other entities other than a trust holding the contract as an agent for a natural person).

Non-Qualified Contracts — Aggregation of Contracts.  For purposes of determining the taxability of a distribution, the Code provides that all non-qualified contracts issued by us (or an affiliate) to you during any calendar year must be treated as one annuity contract. Additional rules may be promulgated under this Code provision to prevent avoidance of its effect through the ownership of serial contracts or otherwise.

Non-Qualified Contracts — Surrenders and Income Payments.  Any surrender from a non-qualified contract is taxable as ordinary income to the extent it does not exceed the accumulated earnings under the contract. A part of each income payment under a non-qualified contract is generally treated as a non-taxable return of premium. The balance of each income payment is taxable as ordinary income. The amounts of the taxable and non-taxable portions of each income payment are determined based on the amount of the investment in the contract and the length of the period over which income payments are to be made. Income payments received after all of your investment in the contract is recovered are fully taxable as ordinary income. Additional information is provided in the SAI.

The Code also imposes a 10% penalty on certain taxable amounts received under a non-qualified contract. This penalty tax will not apply to any amounts:

•	paid on or after the date you reach age 59 1/2;

•	paid to your beneficiary after you die;

•	paid if you become totally disabled (as that term is defined in the Code);

•	paid in a series of substantially equal periodic payments made annually (or more frequently) for your life (or life expectancy) or for a period not exceeding the joint lives (or joint life expectancies) of you and your beneficiary; or

•	paid under an immediate annuity.

Non-Qualified Contracts — Required Distributions.  In order to be treated as an annuity contract for federal income tax purposes, the Code requires any non-qualified contract issued after January 18, 1985 to provide that (a) if an owner dies on or after the annuity starting date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner’s death; and (b) if an owner dies prior to the annuity starting date, the entire interest in the contract must be distributed within five years after the date of the owner’s death.

The requirements of (b) above can be considered satisfied if any portion of the owner’s interest which is payable to or for the benefit of a “designated beneficiary” is distributed over the life of such beneficiary or over a period not extending beyond the life expectancy of that beneficiary and such distributions begin within one year of that owner’s death. The owner’s “designated beneficiary,” who must be a natural person, is the person designated by such owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the owner’s “designated beneficiary” is the surviving spouse of the owner, the contract may be continued with the surviving spouse as the new owner.

Qualified Contracts — Surrenders and Income Payments.  The Code imposes limits on loans, surrenders, and income payments under qualified contracts. The Code also imposes required minimum distributions for qualified contracts and a 10% penalty on certain taxable amounts received prematurely under a qualified contract. These limits, required minimum distributions, tax penalties and the tax computation rules are summarized in the SAI. Any surrenders under a qualified contract will be taxable except to the extent they are allocable to an investment in the contract (any after-tax contributions). In most cases, there will be little or no investment in the contract for a qualified contract because contributions will have been made on a pre-tax or tax-deductible basis.

Surrenders — Tax-Sheltered Annuities.  The Code limits the surrender of amounts attributable to purchase payments made under a salary reduction agreement from Tax-Sheltered Annuities. Surrenders can only be made when an owner:

•	reaches age 59 1/2;

•	leaves his/her job;

•	dies;

•	becomes disabled (as that term is defined in the Code); or

•	experiences hardship. However, in the case of hardship, the owner can only surrender the premium and not any earnings.

Surrenders — Roth IRAs.  Subject to certain limitations, individuals may also purchase a type of non-deductible IRA annuity known as a Roth IRA annuity. Qualified distributions from Roth IRA annuities are entirely federal income tax free. A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on account of the individual’s death or disability, or as a qualified first-time home purchase, subject to $10,000 lifetime maximum, for the individual, or for a spouse, child, grandchild or ancestor.

Constructive Surrenders — Investment Adviser Fees.  Surrenders from non-qualified contracts for the payment of investment adviser fees will be considered taxable distributions from the contract. In a series of Private Letter Rulings, however, the Internal Revenue Service (“IRS”) has held that the payment of investment adviser fees from a qualified contract need not be considered a distribution for income tax purposes. Under the facts in these Rulings:

•	there was a written agreement providing for payments of the fees solely from the annuity contract,

•	the owner had no liability for the fees, and

•	the fees were paid solely from the annuity contract to the adviser.

Extension of Latest Income Date.  If you do not annuitize your non-qualified contract on or before the latest maturity date of your contract, it is possible that the IRS could challenge the status of your contract as an annuity contract for tax purposes. The result of such a challenge could be that you would be viewed as either constructively receiving the increase in the contract value each year from the inception of the contract or the entire increase in the contract value would be taxable in the year you attain age 95. In either situation, you could realize taxable income even if the contract proceeds are not distributed to you at that time. Accordingly, before purchasing a contract, you should consult your tax advisor with respect to these issues.

Death Benefits.  None of the death benefits paid under the contract to the beneficiary will be tax-exempt life insurance benefits. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as income payments. Estate or gift taxes may also apply.

Assignment.  An assignment of your contract will generally be a taxable event. Assignments of a qualified contract may also be limited by the Code and the Employee Retirement Income Security Act of 1974, as amended. These limits are summarized in the SAI. You should consult your tax adviser prior to making any assignment of your contract.

Diversification.  The Code provides that the underlying investments for a non-qualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. We believe that the underlying investments are being managed so as to comply with these requirements.

Owner Control.  In a Revenue Ruling issued in 2003, the IRS considered certain variable annuity and variable life insurance contracts and held that the types of actual and potential control that the owners could exercise over the investment assets held by the insurance company under these variable contracts was not sufficient to cause the owners to be treated as the owners of those assets and thus to be subject to current income tax on the income and gains produced by those assets. Under the contract, like the contracts described in the Revenue Ruling, there will be no arrangement, plan, contract or agreement between the owner and Federal Life Insurance Company (Mutual) regarding the availability of a particular investment option and other than the owner’s right to allocate contributions and transfer funds among the available subaccounts, all investment decisions concerning the subaccounts will be made by the insurance company or an advisor in its sole and absolute discretion.

The contract will differ from the contracts described in the Revenue Ruling, in two respects. The first difference is that the contract in the Revenue Ruling provided 12 investment options with the insurance company having the ability to add an additional eight options whereas this contract offers two investment options. The second difference is that the owner of a contract in the Revenue Ruling could only make one transfer per 30-day period without a fee whereas during the accumulation phase, an owner will be permitted to make up to 12 transfers in any one year.

The Revenue Ruling states that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances. Federal Life Insurance Company (Mutual) does not believe that the differences between the contract and the contracts described in the Revenue Ruling with respect to the number of investment choices and the number of investment transfers that can be made under the contract without an additional charge should prevent the holding in the Revenue Ruling from applying to the owner of a contract. At this time, however, it cannot be determined whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. We reserve the right to modify the contract to the extent required to maintain tax treatment favorable to owner.

Withholding.  In general, distributions from a contract are subject to 10% federal income tax withholding unless you elect not to have tax withheld. Some states have enacted similar rules. Different rules may apply to payments delivered outside the United States.

Any distribution from a qualified contract eligible for rollover will be subject to federal tax withholding at a mandatory 20% rate unless the distribution is made as a direct rollover to a qualified plan or to an individual retirement account or annuity.

The Code generally allows the rollover of most distributions to and from qualified plans, tax-sheltered annuities, Individual Retirement Annuities and eligible deferred compensation plans of state or local governments. Distributions which may not be rolled over are those which are:

•	one of a series of substantially equal annual (or more frequent) payments made (a) over the life or life expectancy of the employee, (b) the joint lives or joint life expectancies of the employee and the employee’s beneficiary, or (c) for a specified period of ten years or more;

•	a required minimum distribution;

•	a hardship surrender; or

•	the non-taxable portion of a distribution.

Federal Life Insurance Company (Mutual) Taxation

We will pay income taxes on the taxable corporate earnings created by this separate account product adjusted for various permissible deductions and certain tax benefits discussed below. While we may consider company income tax liabilities and tax benefits when pricing our products, we do not currently include our income tax liabilities in the charges you pay under the contract. We will periodically review the issue of charging for these taxes and may impose a charge in the future. (We do impose a so-called “Federal Deferred Acquisition Cost (DAC) Tax Charge” under variable life insurance policies, but the “Federal (DAC) Tax Charge” merely compensates us for the required deferral of acquisition cost and does not constitute company income taxes.)

In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including separate account assets that are treated as company assets under applicable income tax law. These benefits reduce our overall corporate income tax liability. Under current law, such benefits may include dividends received deductions and foreign tax credits which can be material. We do not pass these benefits through to the separate accounts, principally because: (i) the great bulk of the benefits results from the dividends received deduction, which involves no reduction in the dollar amount of dividends that the separate account receives; (ii) product owners are not the owners of the assets generating the benefits under applicable income tax law; and (iii) while we impose a so-called “Federal

(DAC) Tax Charge” under variable life insurance policies, we do not currently include company income taxes in the charges owners pay under the products.

OTHER INFORMATION

Advertising

From time to time, we may advertise several types of performance of the investment choices.

•	Total Return is the overall change in the value of an investment in a subaccount over a given period of time.

•	Standardized Average Annual Total Return is calculated in accordance with SEC guidelines.

•	Non-Standardized Total Return may be for periods other than those required by, or may otherwise differ from, standardized average annual total return. For example, if a portfolio has been in existence longer than the subaccount, we may show non-standardized performance for periods that begin on the inception date of the portfolio, rather than the inception date of the subaccount.

•	Yield refers to the income generated by an investment over a given period of time.

Performance will be calculated by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. Performance will reflect the deduction of the mortality and expense risk and administration expense charges.

Assignment of Your Contract

You have the right to assign your interest in your contract. We do not assume responsibility for the assignment. Any claim made while the contract is assigned is subject to proof of the nature and extent of the assignee’s interest prior to payment.

Modification of Your Contract

Only our President or Secretary may approve a change to or waive a provision of your contract. Any change or waiver must be in writing. We may change the terms of your contract without your consent in order to comply with changes in applicable law, or otherwise as we deem necessary to assure continued compliance with laws, rules or regulations. You will be notified of any such change.

Legal Proceedings

There are no material legal proceedings, other than the ordinary routine litigation incidental to its business, to which Federal Life Insurance Company (Mutual) is a party.

PRIVACY POLICY

Collection of Nonpublic Personal Information

We collect nonpublic personal information (financial and health) about you from some or all of the following sources:

•	Information we receive from you on applications or other forms;

•	Information about your transactions with us;

•	Information we receive from a consumer reporting agency;

•	Information we obtain from others in the process of verifying information you provide us; and

•	Individually identifiable health information, such as your medical history, when you have applied for a life insurance policy.

Disclosure of Current and Former Customer Nonpublic Personal Information

We will not disclose our current and former customers’ nonpublic personal information to affiliated or nonaffiliated third parties, except as permitted by law. To the extent permitted by law, we may disclose to either affiliated or nonaffiliated third parties all of the nonpublic personal financial information that we collect about our customers, as described above.

In general, any disclosures to affiliated or nonaffiliated parties will be for the purpose of them providing services for us so that we may more efficiently administer your contract and process the transactions and services you request. We do not sell information to either affiliated or non-affiliated parties.

We also share customer name and address information with unaffiliated mailers to assist in the mailing of company newsletters and other owner communications. Our agreements with these third parties require them to use this information responsibly and restrict their ability to share this information with other parties.

We do not internally or externally share nonpublic personal health information other than, as permitted by law, to process transactions or to provide services that you have requested. These transactions or services include, but are not limited to, underwriting life insurance policies, obtaining reinsurance of life policies and processing claims for waiver of premium, accelerated death benefits, terminal illness benefits or death benefits.

Security to Protect The Confidentiality of Nonpublic Personal Information

We have security practices and procedures in place to prevent unauthorized access to your nonpublic personal information. Our practices of safeguarding your information help protect against the criminal use of the information. Our employees are bound by a Code of Conduct requiring that all information be kept in strict confidence, and they are subject to disciplinary action for violation of the Code.

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products or services to you. We maintain physical, electronic and procedural safeguards that comply with federal and state regulations to guard your nonpublic personal information.

QUESTIONS

If you have any questions about your contract, you may contact us at:

Federal Life Insurance Company (Mutual)	800-233-3750 (7 a.m. — 3:30 p.m. CT)
3750 West Deerfield Road, Riverwoods, Illinois 60015

FINANCIAL STATEMENTS

We have included our statutory financial statements and those of the separate account in the SAI.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

For further information about the contract, you may obtain a SAI. You can call the telephone number indicated on the cover page or you can write to us. For your convenience, we have included a form for that purpose on the next page. The Table of Contents of the SAI is as follows:

1.	General Information and History
2.	Assignment of Contract
3.	Restrictions on Surrenders
4.	Service Arrangements and Distribution
5.	Purchase of Securities Being Offered
6.	Federal Tax Matters
7.	Annuity Payments
8.	Experts
9.	Financial Statements

To:	Federal Life Insurance Company (Mutual) 3750 West Deerfield Road Riverwoods, Illinois 60015

Please send me a Statement of Additional Information for Federal Life’s individual variable deferred annuity contracts.

Name
Address

City	State	Zip
Telephone

PART B

INFORMATION REQUIRED IN A
STATEMENT OF ADDITIONAL INFORMATION

The information in this Statement of Additional Information is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.

INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACT

ISSUED BY FEDERAL LIFE INSURANCE COMPANY
(MUTUAL) AND THROUGH
FEDERAL LIFE VARIABLE ANNUITY ACCOUNT — A

STATEMENT OF ADDITIONAL INFORMATION

This Statement of Additional Information (“SAI”) is not a prospectus. It should be read in conjunction with the prospectus of Federal Life Variable Annuity Account — A dated August 12, 2008. The prospectus may be obtained from Federal Life Insurance Company (Mutual), the depositor, upon written or oral request to 3750 West Deerfield Road, Riverwoods, Illinois 60015; (800) 233-3750. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the prospectus.

Dated August 12, 2008

GENERAL INFORMATION AND HISTORY

Federal Life

In this SAI, “we,” “us,” and “our” refer to Federal Life Insurance Company (Mutual) (“Federal Life” or the “Company”). Federal Life is a provider of life, accident and health insurance and annuity products. Federal Life is organized as a mutual life insurance company. Federal Life’s home office is located at 3750 West Deerfield Road, Riverwoods, Illinois 60015.

The Separate Account

We established Federal Life Variable Annuity Account — A, the separate account, on April 7, 1975, pursuant to the provisions of Illinois insurance law.

The separate account is registered as a unit investment trust under the Investment Company Act of 1940. A unit investment trust is a type of investment company which invests its assets in the shares of one or more management investment companies rather than directly in its own portfolio of investment securities. Registration under the Investment Company Act of 1940 does not involve supervision of the management or investment practices or policies of the separate account or of Federal Life. Under Illinois law, however, both Federal Life and the separate account are subject to regulation by the Division of Insurance of the Illinois Department of Financial and Professional Regulation.

Although the assets of the separate account are assets of Federal Life, assets of the separate account equal to the reserves and other annuity contract liabilities which depend on the investment performance of the separate account are not chargeable with liabilities arising out of any other business Federal Life may conduct. The income and capital gains and losses, realized or unrealized, of each subaccount of a separate account are credited to or charged against such subaccount without regard to the income and capital gains and losses of the other subaccounts or other accounts of Federal Life. All obligations arising under the individual variable deferred annuity contracts (the “contracts”), however, are general corporate obligations of Federal Life.

ASSIGNMENT OF CONTRACT

Federal Life will not be charged with notice of any assignment of a contract or of the interest of any beneficiary or of any other person unless the assignment is in writing and the original or a true copy thereof is received at its home office. Federal Life assumes no responsibility for the validity of any assignment. Assignments may be subject to federal income tax.

RESTRICTIONS ON SURRENDERS

Surrenders of tax-sheltered annuities may be restricted as required by Section 403(b)(11) of the Internal Revenue Code (see, “Taxes — Surrenders — Tax-Sheltered Annuities” in the prospectus for details). In restricting any such surrender, Federal Life relies on the relief from Sections 22(e), 27(c) and 27(d) of the Investment Company Act of 1940 granted in American Council of Life Insurance [1988 Transfer Binder] Fed. Sec. L. Rep (CCH) 78,904 (November 22, 1988) (the “No Action Letter”). In relying on such relief, Federal Life hereby represents that it complies with the provisions of paragraphs (1)-(4) as set forth in the No Action Letter.

SERVICE ARRANGEMENTS AND DISTRIBUTION

The shares of the underlying funds purchased by the subaccounts are held by Federal Life as custodian of the separate account. Federal Life holds all assets and cash of the separate account.

The contracts are offered continuously and are distributed by FED Mutual Financial Services, Inc. (the “Distributor”), a wholly-owned subsidiary of Federal Life. The Distributor is a broker-dealer registered with the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (“FINRA”). The Distributor may enter into selling agreements with other broker-dealers that are registered with the SEC and are members of FINRA, which we refer to as selling brokers. The contracts are sold through investment advisers or individuals at our home office who are licensed by state insurance department officials to sell the contracts. When the contracts are sold through investment advisers, such investment advisers are also registered representatives of the Distributor or selling brokers. We do not pay commissions to the Distributor or the selling brokers. The investment advisers directly charge their clients an asset management fee that takes into account assets invested in the contracts.

Pursuant to an Underwriting and Servicing Agreement among Federal Life, the Distributor and the separate account, the Distributor will receive reimbursement of certain expenses for its activities as underwriter for the separate account. No compensation has been paid to the Distributor during the last three fiscal years.

Under Administration Agreements, Federal Life has agreed to provide, or provide for, and assume: (1) all services and expenses required for the administration of those contracts which depend in whole or in part on the investment performance of the separate account; and (2) all services and expenses required for the administration of the separate account other than the services and expenses referred to in (1). Federal Life also has agreed to provide, or provide for, and assume all services and expenses required for the separate accounts’ management-related services. Federal Life receives no compensation for such services apart from the various charges against the contracts described in the prospectus.

These servicing and administration agreements may be terminated by the parties without the payment of any penalty upon [60] days’ written notice. The agreements immediately terminate in the event of their assignment (within the meaning of the Investment Company Act of 1940). The agreements may be amended at any time by the mutual consent of the parties. Contract owners will not receive notice with respect to changes in the agreements.

PURCHASE OF SECURITIES BEING OFFERED

Interests in the separate account are sold to contract owners as accumulation units. The contract does not offer any special purchase plan or exchange programs not discussed in the prospectus.

FEDERAL TAX MATTERS

Note: Information contained herein should not be substituted for the advice of a personal tax advisor. We do not make any guarantee regarding the tax status of any contract or any transaction involving the contracts. Purchasers bear the complete risk that the contracts may not be treated as “annuity contracts” under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that other special rules may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws or to compare the tax treatment of the contracts to the tax treatment of any other investment.

To ensure compliance with United States Treasury Department Circular 230, you are hereby notified that: (i) any discussion of United States federal tax issues in this document is not intended or written to be relied upon, and cannot be relied upon, by you for purposes of avoiding penalties that may be imposed on you under the Internal Revenue Code of 1986, as amended (“Code”); (ii) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed herein; and (iii) you should seek advice based on your particular circumstances from your own independent tax advisor.

Federal Life Tax Status

Federal Life is taxed as a life insurance company under the Code. For federal income tax purposes, the separate account is not a separate entity from Federal Life and its operations form a part of Federal Life.

Taxation of Annuity Contracts in General

Section 72 of the Code governs taxation of annuities in general. An individual owner is not taxed on increases in the value of a contract until distribution occurs, either in the form of a surrender or as income payments under the income option elected. For a surrender received as a total surrender (total surrender or a death benefit), the recipient is taxed on the portion of the payment that exceeds the cost basis of the contract. For a payment received as a partial surrender from a non-qualified contract, federal tax liability is generally determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the contract is withdrawn. In the case of a partial surrender under a qualified contract, a ratable portion of the amount received is taxable. For contracts issued in connection with non-qualified plans, the cost basis is generally the premiums, while for contracts issued in connection with qualified plans there may be no cost basis. The taxable portion of a surrender is taxed at ordinary income tax rates. Tax penalties may also apply.

For income payments, a portion of each payment in excess of an exclusion amount is includable in taxable income. All income payments in excess of the exclusion amount are fully taxable at ordinary income rates.

The exclusion amount for payments based on a fixed income option is determined by multiplying the payment by the ratio that the cost basis of the contract (adjusted for any period certain or refund feature) bears to the expected return under the contract. The exclusion amount for payments based on a variable income option is determined by dividing the cost basis of the contract (adjusted for any period certain or refund guarantee) by the fixed or estimated number of years for which income payments are to be made. No exclusion is allowed with respect to any payments received after the investment in the contract has been recovered (i.e., when the total of the excludable amounts equals the investment in the contract). For certain types of qualified plans there may be no cost basis in the contract within the meaning of Section 72 of the Code.

Owners, annuitants and beneficiaries under the contracts should seek competent tax advice about the tax consequences of distributions.

Withholding Tax on Distributions

The Code generally requires Federal Life (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or surrender from a contract. For “eligible rollover distributions” from contracts issued under certain types of qualified plans, 20% of the distribution must be withheld, unless the payee elects to have the distribution “rolled over” to another eligible plan in a direct transfer. This requirement is mandatory and cannot be waived by the owner.

An “eligible rollover distribution” is the taxable portion of any amount received by a covered employee from a plan qualified under Section 401(a) or 403(a) of the Code, from a tax sheltered annuity qualified under Section 403(b) of the Code or an eligible deferred compensation plan of a state or local government under Section 457(b) of the Code (other than (1) a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee, and his or her designated beneficiary, or for a specified period of ten years or more; (2) minimum distributions required to be made under the Code; and (3) hardship surrenders). Failure to “roll over” the entire amount of an eligible rollover distribution (including the amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature surrenders, described later in this section.

Surrenders or distributions from a contract other than eligible rollover distributions are also subject to withholding on the taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming three withholding exemptions.

Generally, the amount of any payment of interest to a non-resident alien of the United States shall be subject to withholding of a tax equal to 30% of such amount or, if applicable, a lower treaty rate. A payment may not be subject to withholding where the recipient sufficiently establishes that such payment is effectively connected to the recipient’s conduct of a trade or business in the United States and such payment is included in the recipient’s gross income.

Diversification — Separate Account Investments

Section 817(h) of the Code imposes certain asset diversification standards on variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments held in any segregated asset account underlying the contract are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department (“Treasury Department”). Disqualification of the contract as an annuity contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts, such as the contracts, meet the diversification requirements if, as of the last day of each calendar quarter, or within 30 days after such last day, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

The Treasury Department has issued Regulations establishing diversification requirements for the mutual funds underlying variable contracts. These Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under these Regulations, a mutual fund will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the mutual fund is represented by any one investment; (2) no more than 70% of the value of the total assets of the mutual fund is represented by any two investments; (3) no more than 80% of the value of the total assets of the mutual fund is represented by any three investments; and (4) no more than 90% of the value of the total assets of the mutual fund is represented by any four investments.

We intend that each portfolio of the Federal Life Trust will be managed by its respective investment adviser in such a manner as to comply with these diversification requirements.

At the time the Treasury Department issued the diversification Regulations, it did not provide guidance regarding the circumstances under which owner control of the investments of a segregated asset account would cause the owner to be treated as the owner of the assets of the segregated asset account. Revenue Ruling 2003-91 provides such guidance by describing the circumstances under which the owner of a variable contract will not possess sufficient control over the assets underlying the contract to be treated as the owner of those assets for federal income tax purposes.

Rev. Rul. 2003-91 considered certain variable annuity and variable life insurance contracts and held that the types of actual and potential control that the owners could exercise over the investment assets held by the insurance company under these variable contracts was not sufficient to cause the owners to be treated as the owners of those assets and thus to be subject to current income tax on the income and gains produced by those assets. Under the contracts in Rev. Rul. 2003-91 there was no arrangement, plan, contract or agreement between the owner and the insurance company regarding the availability of a particular investment option and other than the owner’s right to allocate premiums and transfer funds among the available subaccounts, all investment decisions concerning the subaccounts were made by the insurance company or an advisor in its sole and absolute discretion. Twelve investment options were available under the contracts in Rev. Rul. 2003-91 although the insurance company had the right to increase (but to no more than 20) or decrease the number of subaccounts at any time. The owner was permitted to transfer amounts among the various investment options without limitation, subject to incurring fees for more than one transfer per 30-day period.

Like the contracts described in Rev. Rul. 2003-91, under the contract there will be no arrangement, plan, contract or agreement between an owner and Federal Life regarding the availability of a particular investment choice and other than the owner’s right to allocate premiums and transfer funds among the available investment choices, all investment decisions concerning the investment choices will be made by Federal Life or an advisor in its sole and absolute discretion. The contract will differ from the contracts described in Rev. Rul. 2003-91 in two respects. The first difference is that the contracts described in Rev. Rul. 2003-91 provided 12 investment options with the insurance company having the ability to add an additional eight options, whereas the contract offers two investment choices. The second difference is that the owner of a contract in Rev. Rul. 2003-91 could only make one transfer per 30-day period without a fee whereas during the accumulation phase, an owner is permitted to make up to 12 transfers in any one year without a charge.

Rev. Rul. 2003-91 states that whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances. Federal Life does not believe that the differences between the contract and the contracts described in Rev. Rul. 2003-91 with respect to the number of investment options and the number of investment transfers that can be made under the contract without an additional charge should prevent the holding in Rev. Rul. 2003-91 from applying to the owner of a contract. At this time, however, it cannot be determined whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. Federal Life reserves the right to modify the contract to the extent required to maintain favorable tax treatment.

Multiple Contracts

The Code provides that multiple non-qualified annuity contracts that are issued within a calendar year to the same owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such multiple contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. Owners should consult a tax adviser prior to purchasing more than one annuity contract in any calendar year.

Partial 1035 Exchanges

Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. Historically, it was presumed that only the exchange of an entire contract, as opposed to a partial exchange, would be accorded tax-free status. In 1998 in Conway v. Commissioner, the Tax Court held that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a non-taxable exchange. In response to the Conway decision, the IRS issued Notice 2003-51 announcing that pending the publication of final regulations, the IRS will consider all the facts and circumstances, using general principles of tax law, to determine whether a partial exchange and a subsequent surrender from, or surrender of, either the surviving annuity contract or the new annuity contract within 24 months of the date on which the partial exchange was completed should be treated as an integrated transaction. In the absence of further guidance from the IRS it is unclear what specific types of partial exchange designs and transactions will be challenged by the IRS. Due to the uncertainty in this area owners should consult their own tax advisers prior to entering into a partial exchange of an annuity contract.

Contracts Owned by Other Than Natural Persons

Under Section 72(u) of the Code, the investment earnings on premiums for contracts will be taxed currently to the owner if the owner is a non-natural person, e.g., a corporation or certain other entities. Such contracts generally will not be treated as annuities for federal income tax purposes (except for the taxation of life insurance companies). However, this treatment is not applied to contracts held by a trust or other entity as an agent for a natural person nor to contracts held by certain qualified plans. Purchasers should consult their own tax adviser before purchasing a contract to be owned by a non-natural person.

Tax Treatment of Assignments

An assignment or pledge of a contract may have tax consequences. Any assignment or pledge of a qualified contract may also be prohibited by ERISA in some circumstances. Owners should, therefore, consult competent legal advisers should they wish to assign or pledge their contracts.

An assignment or pledge of all or any portion of the value of a non-qualified contract is treated under Section 72 of the Code as an amount not received as an annuity. The value of the contract assigned or pledged that exceeds the aggregate premiums paid will be included in the individual’s gross income. In addition, the amount included in the individual’s gross income could also be subject to the 10% penalty tax discussed below under non-qualified contracts.

An assignment or pledge of all or any portion of the value of a qualified contract will disqualify the qualified contract. If the qualified contract is part of a qualified pension or profit-sharing plan, the Code prohibits the assignment or alienation of benefits provided under the plan. If the qualified contract is an IRA annuity or a 403(b) annuity, the Code requires the qualified contract to be nontransferable. If the qualified contract is part of an eligible deferred compensation plan, amounts cannot be made available to plan participants or beneficiaries: (1) until the calendar year in which the participant attains age 70 1/2; (2) when the participant has a severance from employment; or (3) when the participant is faced with an unforeseeable emergency.

Death Benefits

Any death benefits paid under the contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as income payments. Estate or gift taxes may also apply.

Qualified Plans

The contracts offered by the prospectus are designed to be suitable for use under various types of qualified plans. Taxation of owners of a qualified contract will vary based on the type of plan and the terms and conditions of each specific plan. Owners, annuitants and beneficiaries are cautioned that benefits under a qualified contract may be subject to the terms and conditions of the plan, regardless of the terms and conditions of the contracts issued to fund the plan. Owners, annuitants and beneficiaries are also reminded that a qualified contract will not provide any necessary or additional tax deferral if it is used to fund a qualified plan that is already tax-deferred.

Tax Treatment of Surrenders

Non-Qualified Contracts.  Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the contract value exceeds the aggregate premiums made, any amount withdrawn not in the form of an annuity payment will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are included in a taxpayer’s gross income. Section 72 further provides that a 10% penalty will apply to the income portion of any distribution. The penalty is not imposed on amounts received: (1) after the taxpayer reaches 59 1/2; (2) upon the death of the owner; (3) if the taxpayer is totally disabled as defined in Section 72(m)(7) of the Code; (4) in a series of substantially equal periodic payments made at least annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his beneficiary; (5) under an immediate annuity; or (6) which are allocable to premium payments made prior to August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or five years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Qualified Contracts.  In the case of a surrender under a qualified contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual’s cost basis to the individual’s total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a qualified contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including contracts issued and qualified under Code Sections 401 (pension and profit sharing plans), 403(b) (tax-sheltered annuities), individual retirement accounts and annuities under 408(a) and (b) (IRAs) and Roth IRAs under 408A. To the extent amounts are not included in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed.

The tax penalty will not apply to the following distributions: (1) distributions made on or after the date on which the owner or annuitant (as applicable) reaches age 59 1/2; (2) distributions following the death or disability of the owner or annuitant (as applicable) (for this purpose “disability” is defined in Section 72(m)(7) of the Code); (3) upon separation from service after attainment of age 55, distributions that are part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the owner or annuitant (as applicable) or the joint lives (or joint life expectancies) of such owner or annuitant (as applicable) and his or her designated beneficiary; (4) distributions to an owner or annuitant (as applicable) who has separated from service after he has attained age 55; (5) distributions made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the owner or annuitant (as applicable) for amounts paid during the taxable year for medical care; (6) distributions made to an alternate payee pursuant to a qualified domestic relations order; (7) distributions made on account of an IRS levy upon the qualified contracts, (8) distributions from an IRA after separation from employment for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the owner or annuitant (as applicable) and his or her spouse and dependents if the owner or annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the owner or annuitant (as applicable) has been re-employed for at least 60 days); (9) distributions from an IRA made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) (as applicable) for the taxable year; and (10) distributions from an IRA made to the owner or annuitant (as applicable) which are qualified first time home buyer distributions (as defined in Section 72(t)(8) of the Code). The exceptions stated in items (4) and (6) above do not apply in the case of an IRA. The exception stated in (3) above applies to an IRA without the requirement that there be a separation from service.

With respect to (3) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or five years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Surrenders of amounts attributable to contributions made pursuant to a salary reduction agreement (in accordance with Section 403(b)(11) of the Code) are limited to the following: when the owner attains age 59 1/2, severs employment, dies, becomes disabled (within the meaning of Section 72(m)(7) of the Code), or in the case of hardship. Hardship surrenders do not include any earnings on salary reduction contributions. These limitations on surrenders apply to: (1) salary reduction contributions made after December 31, 1988; (2) income attributable to such contributions; and (3) income attributable to amounts held as of December 31, 1988. The limitations on surrenders do not affect rollovers or exchanges between certain qualified plans. Tax penalties may also apply. While the foregoing limitations only apply to certain contracts issued in connection with Section 403(b) plans, all owners should seek competent tax advice regarding any surrenders or distributions.

The taxable portion of a surrender or distribution from qualified contracts may, under some circumstances, be “rolled over” into another eligible plan so as to continue to defer income tax on the taxable portion. Such treatment is available for an “eligible rollover distribution” made by certain types of plans (as described above under “Federal Tax Matters— Withholding Tax on Distributions”) that is transferred within 60 days of receipt into another eligible plan or an IRA. Plans making such eligible rollover distributions are also required, with some exceptions specified in the Code, to provide for a direct transfer of the distribution to the transferee plan designated by the recipient.

Amounts received from IRAs may also be rolled over into other IRAs or certain other plans, subject to limitations set forth in the Code.

Prior to the date that income payments begin under an annuity contract, the required minimum distribution rules applicable to defined contribution plans and IRAs will be used. Generally, distributions from a qualified plan must commence no later than April 1 of the calendar year following the later of the year in which the employee attains the later of age 70 1/2 or the year in which the employee of retires. In the case of an IRA, distributions must commence no later than April 1 of the calendar year following the year in which the owner attains age 70 1/2. Required distributions from defined contribution plans and IRAs are determined by dividing the account balance by the appropriate distribution period found in a uniform lifetime distribution table set forth in IRS regulations. For this purpose, the entire interest under an annuity contract is the account value under the contract plus the actuarial value of any other benefits such as guaranteed death benefits that will be provided under the contract.

If the sole beneficiary is the contract holder’s or employee’s spouse and the spouse is more than 10 years younger than the employee, a longer distribution period measured by the joint life and last survivor expectancy of the contract holder employee and spouse is permitted to be used. The normal form of distributions under a defined benefit plan or an annuity contract must be paid in the form of periodic income payments for the employee’s life (or the joint lives of the employee and beneficiary) or over a period certain that does not exceed the period under the uniform lifetime table for the employee’s age in the year in which the annuity starting date occurs. If the required minimum distributions are not made, a 50% penalty tax on the amount not distributed is imposed on the individual.

Types of Qualified Plans

The contracts offered herein are designed to be suitable for use under various types of qualified plans. Taxation of participants in each qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, annuitants and beneficiaries are cautioned that benefits under a qualified plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into Federal Life’s administrative procedures. Federal Life is not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a contract, unless Federal Life specifically consents to be bound. Owners, annuitants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contracts comply with applicable law.

A qualified contract will not provide any necessary or additional tax deferral if it is used to fund a qualified plan that is tax deferred. However, the contract has features and benefits other than tax deferral that may make it an appropriate investment for a qualified plan. Following are general descriptions of the types of qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a qualified plan.

Contracts issued pursuant to qualified plans include special provisions restricting contract provisions that may otherwise be available as described herein. Generally, contracts issued pursuant to qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain surrender penalties and restrictions may apply to surrenders from qualified contracts. (See “Tax Treatment of Surrenders — Qualified Contracts” above.)

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that benefits provided under an employer’s deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The contracts sold by Federal Life in connection with certain qualified plans will utilize tables that do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

Tax-Sheltered Annuities.  Section 403(b) of the Code permits the purchase of “tax-sheltered annuities” by public schools and certain charitable, educational and scientific organizations described in Section 501(c) (3) of the Code. These qualifying employers may make contributions to the contracts for the benefit of their employees. Such contributions are not included in the gross income of the employee until the employee receives distributions from the contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, non-discrimination and surrenders. Employee loans are not allowed under these contracts. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Individual Retirement Annuities.  Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an “individual retirement annuity” (“IRA annuity”). Under applicable limitations, certain amounts may be contributed to an IRA annuity that will be deductible from the individual’s gross income. IRA annuities are subject to limitations on eligibility, contributions, transferability and distributions. Sales of IRA annuities are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as IRA annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Roth IRA Annuities.  Section 408A of the Code provides that individuals may purchase a non-deductible IRA annuity, known as a Roth IRA annuity. Contributions for Roth IRA annuities are limited to a maximum of $2,000 per year and are not deductible from taxable income. The Economic Growth & Tax Relief Reconciliation Act of 2001 (the “Act”) increases the maximum annual dollar limitation limit for IRA contributions (including Roth IRA contributions) from $2,000 to $3,000 for calendar years 2002 through 2004; $4,000 for calendar years 2005 through 2007; and $5,000 for 2008. After 2008, the limit will be adjusted annually for inflation in $500 increments. In addition, the Act allows individuals age 50 and older to make additional catch-up IRA contributions. The otherwise maximum contribution limit (before application of adjusted gross income phase-out limits) for an individual who had celebrated his or her 50th birthday before the end of the tax year is increased by $500 for 2002 through 2005, and $1,000 for 2006 and later.

Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation (increased as discussed above) continues to apply to all of a taxpayer’s IRA annuity contributions, including Roth IRA annuities and non-Roth IRA annuities.

Qualified distributions from Roth IRA annuities are free from federal income tax. A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual’s death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution that is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA annuity. The 10% penalty tax and the regular IRA annuity exceptions to the 10% penalty tax apply to taxable distributions from Roth IRA annuities.

Amounts may be rolled over from one Roth IRA annuity to another Roth IRA annuity. Furthermore, an individual may make a rollover contribution from a non-Roth IRA annuity to a Roth IRA annuity, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA annuity being rolled over that would be included in income if the distributions were not rolled over. There are no similar limitations on rollovers from one Roth IRA annuity to another Roth IRA annuity.

Pension and Profit — Sharing Plans.  The Code permits employers, including self-employed individuals, to establish various types of qualified retirement plans for employees. These retirement plans may permit the purchase of the contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be included in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, transferability of benefits, surrenders and surrenders. Purchasers of contracts for use with pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Eligible Deferred Compensation Plans — Section 457.  Under Code provisions, employees and independent contractors performing services for state and local governments and other tax-exempt organizations may participate in eligible deferred compensation plans under Section 457 of the Code. The amounts deferred under a plan that meets the requirements of Section 457 of the Code are not taxable as income to the participant until paid or otherwise made available to the participant or beneficiary. As a general rule, the maximum amount that can be deferred in any one year is the lesser of 100% of the participant’s includible compensation or the elective deferral limitation. The Act increases the dollar limit on deferrals to conform to the elective deferral limitation. The elective deferral limitation is $14,000 for 2007. The limit will continue to be indexed for inflation after 2007 in $500 increments. In addition, the Act allows individuals in eligible deferred compensation plans of state or local governments age 50 and older to make additional catch-up contributions. The otherwise maximum contribution limit for an individual who had celebrated his or her 50th birthday before the end of the tax year is increased by $5,000 in 2006 and thereafter.

The same contribution and catch-up contributions are also available for participants in qualified pension and profit-sharing plans and tax-sheltered annuities under Section 403(b) of the Code.

In limited circumstances, the plan may provide for additional catch-up contributions in each of the last three years before normal retirement age. Furthermore, the Code provides additional requirements and restrictions regarding eligibility and distributions.

All of the assets and income of an eligible deferred compensation plan established by a governmental employer must be held in trust for the exclusive benefit of participants and their beneficiaries. For this purpose, custodial accounts and certain annuity contracts are treated as trusts. The requirement of a trust does not apply to amounts under a plan of a tax-exempt (non-governmental) employer. In addition, the requirement of a trust does not apply to amounts under a plan of a governmental employer if the plan is not an eligible plan within the meaning of Section 457(b) of the Code. In the absence of such a trust, amounts under the plan will be subject to the claims of the employer’s general creditors.

In general, distributions from a plan are prohibited under Section 457 of the Code unless made after the participant:

•	attains age 70 1/2,

•	severs employment,

•	dies, or

•	suffers an unforeseeable financial emergency as defined in the regulations.

Under present federal tax law, amounts accumulated in a plan of a tax-exempt (non-governmental) employer under Section 457 of the Code cannot be transferred or rolled over on a tax-deferred basis except for certain transfers to other plans under Section 457. Amounts accumulated in a plan of a state or local government employer may be transferred or rolled over to another eligible deferred compensation plan of a state or local government, an IRA, a qualified pension or profit-sharing plan or a tax-sheltered annuity under Section 403(b) of the Code.

ANNUITY PAYMENTS

The method for determining the amount of annuity payments, including how any change in the amount of a payment after the first payment is determined, is described under the caption “Income Payments” in the prospectus.

EXPERTS

Locke Lord Bissell & Liddell LLP serves as counsel to Federal Life Insurance Company (Mutual), Federal Life Variable Annuity Account-A, Federal Life Trust, FLC Investment Management Company, LLC and FED Mutual Financial Services, Inc.

The financial statements of Federal Life Variable Annuity Account — A as of December 31, 2007 and for each of the years in the two-year period then ended, and the statutory balance sheets of Federal Life Insurance Company (Mutual) as of December 31, 2007 and December 31, 2006 and the statutory income statements and statements of cash flow for each of the years in the two-year period ended December 31, 2007, included in this Statement of Additional Information, have been included herein in reliance upon the reports of Blackman Kallick, LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The Blackman Kallick, LLP audit report dated April 30, 2008 states that the effects on the financial statements of the variances between the statutory basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material. Accordingly, the audit report states that, in the opinion of Blackman Kallick, LLP, the statutory financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of Federal Life as of December 31, 2007 and for each of the years in the two year period then ended, and the results of its operations and its cash flow for the years then ended. The audit report then states that, in the opinion of Blackman Kallick, LLP, the statutory financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and policyholders’ surplus of Federal Life as of December 31, 2007 and for each of the years in the two year period then ended, and the results of its operations and its cash flow for the years then ended. The Blackman Kallick, LLP audit report states that it does not express an opinion on internal control over financial reporting. The principal business address of Blackman Kallick, LLP is 10 South Riverside Plaza, 9th Floor, Chicago, Illinois 60606.

The statutory-basis statements of operations, changes in policyowners’ surplus and cash flow of Federal Life Insurance Company (Mutual) for the year ended December 31, 2005 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The unit value data included in the financial statements of Federal Life Variable Annuity Account A for each of the three years in the period ended December 31, 2005, appearing in this Prospectus and Registration Statement have been derived from financial statements audited by Ernst & Young LLP, as set forth in their report thereon appearing elsewhere herein. Such unit value data is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

FINANCIAL STATEMENTS

The values of your interest in the separate account will be affected solely by the investment results of the selected portfolios. The statutory-basis financial statements and schedules of Federal Life Insurance Company (Mutual), which are included in this SAI, should be considered only as bearing on the ability of Federal Life to meet its obligations under the contracts. They should not be considered as bearing on the investment performance of the assets held in the separate account.

Report of Independent Registered Public Accounting Firm

To the Contract Owners and Board of Directors of
Federal Life Variable Annuity Account A

We have audited the accompanying statements of assets and liabilities of each of the individual sub-accounts of Federal Life Variable Annuity Account A (“the Account” comprising, respectively, Vanguard Wellesley Income Fund, Vanguard Long-Term Corporate Fund, Vanguard Windsor Fund, Vanguard Wellington Fund, Vanguard Morgan Growth Fund and Vanguard Prime Money Market Fund) as of December 31, 2007, and the related statements of operations and changes in net assets and financial highlights for each of the two years in the period then ended. These financial statements and financial highlights are the responsibility of the Account’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit. The financial highlights for each of the three years in the period ended December 31, 2005 were audited by other auditors whose report dated February 7, 2006 expressed an unqualified opinion on such financial highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007, by correspondence with the custodian. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the respective funds constituting the Federal Life Variable Annuity Account A as of December 31, 2007, and the results of their operations and changes in their net assets and financial highlights for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

February 26, 2008
Chicago, IL

1

Federal Life Variable Annuity Account A

Statement of Assets and Liabilities
December 31, 2007

ASSETS
Investments at Market Value (note B)
Vanguard Wellesley Income Fund
29,654.992	admiral class non-qualified shares (cost $802,433)@	$52.88	$1,568,156
Vanguard Long-Term Corporate Fund
5,226.057	investor class qualified shares (cost $46,486)@	$9.06	47,348
105,986.121	admiral class non-qualified shares (cost $939,673)@	$9.06	960,234
Vanguard Windsor Fund
73,851.801	admiral class qualified shares (cost $2,948,561)@	$53.02	3,915,622
299,757.711	admiral class non-qualified shares (cost $11,672,284)@	$53.02	15,893,154
Vanguard Wellington Fund
1,658.194	investor class qualified shares (cost $33,215)@	$32.62	54,090
58,901.858	admiral class non-qualified shares (cost $2,209,264)@	$56.34	3,318,531
Vanguard Morgan Growth Fund
2,710.542	admiral class qualified shares (cost $81,636)@	$60.59	164,232
20,984.563	admiral class non-qualified shares (cost $839,386)@	$60.59	1,271,455
Vanguard Prime Money Market Fund
234,165.640	investor class qualified shares (cost $234,166)@	$1.00	234,166
2,210,858.240	investor class non-qualified shares (cost $2,210,858)@	$1.00	2,210,858

TOTAL ASSETS			29,637,846

LIABILITIES
Accrued Expenses (note C)			2,704
Other Due Affiliate			99,142

TOTAL LIABILITIES			101,846

NET ASSETS			$29,536,000

NET ASSETS ATTRIBUTABLE TO VARIABLE ANNUITY
CONTRACT OWNERS
Vanguard Wellesley Income Fund
81,153.314	admiral class non-qualified accumulation units @	$19.247740	$1,562,018
Vanguard Long-Term Corporate Fund
4,193.668	investor class qualified accumulation units @	$11.408372	47,843
82,869.782	admiral class non-qualified accumulation units @	$11.568493	958,678
Vanguard Windsor Fund
67,693.215	admiral class qualified accumulation units @	$48.042767	3,252,169
	reserve for payout annuity		618,833
472,562.193	admiral class non-qualified accumulation units @	$33.540974	15,850,196
	reserve for payout annuity		9,870
Vanguard Wellington Fund
1,895.109	investor class qualified accumulation units @	$28.512874	54,035
139,266.077	admiral class non-qualified accumulation units @	$23.800654	3,314,624
Vanguard Morgan Growth Fund
5,050.756	admiral class qualified accumulation units @	$32.213524	162,703
53,722.617	admiral class non-qualified accumulation units @	$23.596050	1,267,642
Vanguard Prime Money Market Fund
50,533.611	investor class qualified accumulation units @	$4.608458	232,882
478,361.193	investor class non-qualified accumulation units @	$4.608458	2,204,507

TOTAL NET ASSETS ATTRIBUTABLE TO VARIABLE ANNUITY CONTRACT OWNERS			$29,536,000

See notes to financial statements

2

Federal Life Variable Annuity Account A

Statements of Operations and Changes in Net Assets
For the Years Ended December 31, 2007 and December 31, 2006

	Vanguard Wellesley Income Fund
	Investor Class	Investor Class	Admiral Class	Admiral Class
	Qualified	Qualified	Non-qualified	Non-qualified
	2007	2006	2007	2006

Income — Reinvested dividends	$0	$0	$69,466	$75,883
Expense — Mortality and expense	0	0	13,644	14,411

Net investment income (loss)	0	0	55,822	61,472
Net realized and unrealized gain (loss) on investments	0	0	24,222	107,776

Increase (decrease) in net assets from operations	0	0	80,044	169,248
Net purchase (redemption) payments received (disbursed)	0	0	(307,006)	(100,914)

Increase (decrease) in net assets	0	0	(226,962)	68,334
Net Assets:
Beginning of year	0	0	1,788,980	1,720,646

End of year	$0	$0	$1,562,018	$1,788,980

	Vanguard Long-Term Corporate Fund
	Investor Class	Investor Class	Admiral Class	Admiral Class
	Qualified	Qualified	Non-qualified	Non-qualified
	2007	2006	2007	2006

Income — Reinvested dividends	$1,290	$9	$55,250	$56,557
Expense — Mortality and expense	181	0	7,877	8,323

Net investment income (loss)	1,109	9	47,373	48,234
Net realized and unrealized gain (loss) on investments	1,621	(7)	(19,072)	(28,266)

Increase (decrease) in net assets from operations	2,730	2	28,301	19,968
Net purchase (redemption) payments received (disbursed)	45,000	0	(11,000)	(157,966)

Increase (decrease) in net assets	47,730	2	17,301	(137,998)
Net Assets:
Beginning of year	113	111	941,377	1,079,375

End of year	$47,843	$113	$958,678	$941,377

See notes to financial statements

3

Federal Life Variable Annuity Account A

Statements of Operations and Changes in Net Assets (continued)
For the Years Ended December 31, 2007 and December 31, 2006

	Vanguard Windsor Fund
	Admiral Class	Admiral Class	Admiral Class	Admiral Class
	Qualified	Qualified	Non-qualified	Non-qualified
	2007	2006	2007	2006

Income — Reinvested dividends	$110,595	$65,930	$444,162	$252,101
Expense — Mortality and expense	31,068	28,661	147,942	128,948

Net investment income (loss)	79,527	37,269	296,220	123,153
Net realized and unrealized gain (loss) on investments	(220,040)	666,217	(949,679)	2,520,970

Increase (decrease) in net assets from operations	(140,513)	703,486	(653,459)	2,644,123
Net purchase (redemption) payments received (disbursed)	(337,886)	(218,286)	(733,046)	323,287

Increase (decrease) in net assets	(478,399)	485,200	(1,386,505)	2,967,410
Net Assets:
Beginning of year	4,349,401	3,864,201	17,246,571	14,279,161

End of year	$3,871,002	$4,349,401	$15,860,066	$17,246,571

	Vanguard Wellington Fund
	Investor Class	Investor Class	Admiral Class	Admiral Class
	Qualified	Qualified	Non-qualified	Non-qualified
	2007	2006	2007	2006

Income — Reinvested dividends	$1,953	$2,016	$118,355	$106,592
Expense — Mortality and expense	487	491	27,283	25,117

Net investment income (loss)	1,466	1,525	91,072	81,475
Net realized and unrealized gain (loss) on investments	3,027	6,080	141,604	312,100

Increase (decrease) in net assets from operations	4,493	7,605	232,676	393,575
Net purchase (redemption) payments received (disbursed)	(12,167)	(760)	(85,045)	(48,924)

Increase (decrease) in net assets	(7,674)	6,845	147,631	344,651
Net Assets:
Beginning of year	61,709	54,864	3,166,993	2,822,342

End of year	$54,035	$61,709	$3,314,624	$3,166,993

See notes to financial statements

4

Federal Life Variable Annuity Account A

Statements of Operations and Changes in Net Assets (continued)
For the Years Ended December 31, 2007 and December 31, 2006

	Vanguard Morgan Growth Fund (Note B)
	Investor Class	Investor Class	Admiral Class	Admiral Class
	Qualified	Qualified	Qualified	Qualified
	2007	2006	2007	2006

Income — Reinvested dividends	$0	$0	$4,615	$2,081
Expense — Mortality and expense	0	0	1,340	1,225

Net investment income (loss)	0	0	3,275	856
Net realized and unrealized gain (loss) on investments	0	0	12,207	13,145

Increase (decrease) in net assets from operations	0	0	15,482	14,001
Net purchase (redemption) payments received (disbursed)	0	0	(2,378)	(7,967)

Increase (decrease) in net assets	0	0	13,104	6,034
Net Assets:
Beginning of year	0	0	149,599	143,565

End of year	$0	$0	$162,703	$149,599

	Vanguard Morgan Growth Fund (Note B)
	Investor Class	Investor Class	Admiral Class	Admiral Class
	Non-qualified	Non-qualified	Non-qualified	Non-qualified
	2007	2006	2007	2006

Income — Reinvested dividends	$0	$0	$35,723	$16,357
Expense — Mortality and expense	0	0	10,262	12,065

Net investment income (loss)	0	0	25,461	4,292
Net realized and unrealized gain (loss) on investments	0	0	92,940	124,011

Increase (decrease) in net assets from operations	0	0	118,401	128,303
Net purchase (redemption) payments received (disbursed)	0	0	(35,879)	(369,912)

Increase (decrease) in net assets	0	0	82,522	(241,609)
Net Assets:
Beginning of year	0	0	1,185,120	1,426,729

End of year	$0	$0	$1,267,642	$1,185,120

See notes to financial statements

5

Federal Life Variable Annuity Account A

Statements of Operations and Changes in Net Assets (continued)
For the Years Ended December 31, 2007 and December 31, 2006

	Vanguard Prime Money Market Fund
	Investor Class	Investor Class	Investor Class	Investor Class
	Qualified	Qualified	Non-qualified	Non-qualified
	2007	2006	2007	2006

Income — Reinvested dividends	$11,525	$4,328	$107,026	$99,007
Expense — Mortality and expense	1,922	762	17,889	17,761

Net investment income	9,603	3,566	89,137	81,246

Increase (decrease) in net assets from operations	9,603	3,566	89,137	81,246
Net purchase (redemption) payments received (disbursed)	(4,148)	139,062	108,659	(509,105)

Increase (decrease) in net assets	5,455	142,628	197,796	(427,859)
Net Assets:
Beginning of year	227,427	84,799	2,006,711	2,434,570

End of year	$232,882	$227,427	$2,204,507	$2,006,711

See notes to financial statements

6

Federal Life Variable Annuity Account A

Notes to Financial Statements
December 31, 2007

Note A — The Account

Federal Life Variable Annuity Account A (the “Account”) is a separate account of Federal Life Insurance Company (Mutual) (“Federal Life”). The Account is registered as a unit investment trust under the Investment Company Act of 1940.

Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from Federal Life’s other assets and liabilities. The portion of the Account’s assets applicable to the variable annuity contracts is not chargeable with liabilities arising out of any other business Federal Life may conduct.

Net assets allocated to contracts in the payout period are computed according to the Annuity 2000 Mortality Table. The assumed investment return is 3.5 percent unless the annuitant elects otherwise, in which case the rate may vary from 3.5 percent to 7 percent, as regulated by the laws of the respective states. The mortality risk is fully borne by the Federal Life and may result in additional amounts being transferred in to the variable annuity account by Federal Life to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be to Federal Life.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note B — Investments

The net asset value of the investment in each mutual fund represents the market value of the shares. Investment transactions are accounted for on the trade date. Dividends and short-term capital gain distributions are recorded as income on the ex-dividend date, with the distributions being reinvested. Long-term capital gain distributions are recorded on the ex-dividend date as net realized and unrealized gain (loss) by investments, with the distribution being reinvested. Cost represents the average cost of shares purchased, less redemptions.

The cost of purchases and proceeds from sales of investments for the years ended December 31, 2007 and 2006 were as follows:

	2007		2006
	Purchases	Sales	Purchases	Sales

Vanguard Wellesley Income Fund	$—	$307,006	$26,191	$127,105
Vanguard Long-Term Corporate Fund	45,000	11,000	30,247	188,213
Vanguard Windsor Fund	52,300	1,123,232	538,194	433,194
Vanguard Wellington Fund	82,620	12,167	61,789	111,473
Vanguard Morgan Growth Fund	38,972	244,894	64,483	442,362
Vanguard Prime Money Market Fund	208,641	104,130	151,142	521,184

	$427,533	$1,802,429	$872,046	$1,823,531

Note C — Mortality and Expense Assurances

Deductions of .00233% per daily valuation period (annual basis of .85%) of the current value of the Account are made to Federal Life for mortality and expense assurances.

Note D — Federal Income Taxes

The operations of the Account form a part of, and are taxed with, the operations of Federal Life, which under the Internal Revenue Code is taxed as a “life insurance company”. The Account will not be taxed as a

7

Federal Life Variable Annuity Account A

Notes to Financial Statements — (Continued)

regulated investment company under subchapter M of the Code. Under existing federal income tax law, no taxes are payable on the investment income, or on the realized gain on the Account.

Note E — Changes in Units Outstanding

	Vanguard Wellesley Income Fund
	Investor Class	Investor Class	Admiral Class	Admiral Class
	Qualified	Qualified	Non-qualified	Non-qualified
	2007	2006	2007	2006

Unit value, beginning of year	$ N/A	$ N/A	$18.36	$16.62
Unit value, end of year	$ N/A	$ N/A	$19.25	$18.36

Number of units outstanding, beginning of year	0.000	0.000	97,462.039	103,531.357
Withdrawals	0.000	0.000	(16,308.725)	(7,543.113)
Transfers between Account divisions, net	0.000	0.000	0.000	1,473.795

Number of units outstanding, end of year	0.000	0.000	81,153.314	97,462.039

	Vanguard Long-Term Corporate Fund
	Investor Class	Investor Class	Admiral Class	Admiral Class
	Qualified	Qualified	Non-qualified	Non-qualified
	2007	2006	2007	2006

Unit value, beginning of year	$11.08	$10.87	$11.23	$11.00
Unit value, end of year	$11.41	$11.08	$11.57	$11.23

Number of units outstanding, beginning of year	10.197	10.197	83,850.537	98,151.297
Withdrawals	0.000	0.000	(980.755)	(14,300.760)
Transfers between Account divisions, net	4,183.471	0.000	0.000	0.000

Number of units outstanding, end of year	4,193.668	10.197	82,869.782	83,850.537

	Vanguard Windsor Fund
	Admiral Class	Admiral Class	Admiral Class	Admiral Class
	Qualified	Qualified	Non-qualified	Non-qualified
	2007	2006	2007	2006

Unit value, beginning of year	$50.04	$42.24	$34.93	$29.49
Unit value, end of year	$48.04	$50.04	$33.54	$34.93

Number of units outstanding, beginning of year	73,134.034	76,748.606	493,168.984	483,425.338
Net contract purchase payments	45.603	54.536	0.000	0.000
Withdrawals	(4,660.972)	(3,669.108)	(16,437.695)	(1,649.831)
Transfers between Account divisions, net	(825.450)	0.000	(4,169.096)	11,393.477

Number of units outstanding, end of year	67,693.215	73,134.034	472,562.193	493,168.984

8

Federal Life Variable Annuity Account A

Notes to Financial Statements — (Continued)

	Vanguard Wellington Fund
	Investor Class	Investor Class	Admiral Class	Admiral Class
	Qualified	Qualified	Non-qualified	Non-qualified
	2007	2006	2007	2006

Unit value, beginning of year	$26.54	$23.29	$22.13	$19.39
Unit value, end of year	$28.51	$26.54	$23.80	$22.13

Number of units outstanding, beginning of year	2,325.402	2,356.147	143,112.825	145,521.414
Withdrawals	(430.293)	(30.745)	(3,821.548)	(1,710.630)
Transfers between Account divisions, net	0.000	0.000	(25.201)	(697.959)

Number of units outstanding, end of year	1,895.109	2,325.402	139,266.077	143,112.825

	Vanguard Morgan Growth Fund
	Investor Class	Investor Class	Admiral Class	Admiral Class
	Qualified	Qualified	Qualified	Qualified
	2007	2006	2007	2006

Unit value, beginning of year	$ N/A	$ N/A	$29.18	$26.43
Unit value, end of year	$ N/A	$ N/A	$32.21	$29.18

Number of units outstanding, beginning of year	0.000	0.000	5,127.394	5,431.313
Withdrawals	0.000	0.000	(76.638)	(75.777)
Transfers between Account divisions, net	0.000	0.000	0.000	(228.142)

Number of units outstanding, end of year	0.000	0.000	5,050.756	5,127.394

	Vanguard Morgan Growth Fund
	Investor Class	Investor Class	Admiral Class	Admiral Class
	Non-qualified	Non-qualified	Non-qualified	Non-qualified
	2007	2006	2007	2006

Unit value, beginning of year	$ N/A	$ N/A	$21.37	$19.36
Unit value, end of year	$ N/A	$ N/A	$23.60	$21.37

Number of units outstanding, beginning of year	0.000	0.000	55,453.396	73,687.927
Net contract purchase payments	0.000	0.000	0.000	292.784
Withdrawals	0.000	0.000	(734.265)	(749.397)
Transfers between Account divisions, net	0.000	0.000	(996.514)	(17,777.918)

Number of units outstanding, end of year	0.000	0.000	53,722.618	55,453.396

9

Federal Life Variable Annuity Account A

Notes to Financial Statements — (Continued)

	Vanguard Prime Money Market Fund
	Investor Class	Investor Class	Investor Class	Investor Class
	Qualified	Qualified	Non-qualified	Non-qualified
	2007	2006	2007	2006

Unit value, beginning of year	$4.42	$4.25	$4.42	$4.25
Unit value, end of year	$4.61	$4.42	$4.61	$4.42

Number of units outstanding, beginning of year	51,475.567	19,954.511	454,196.329	572,891.064
Net contract purchase payments	510.230	21.734	0.000	0.000
Withdrawals	(1,452.186)	(2,725.641)	(776.935)	(113,747.830)
Transfers between Account divisions, net	0.000	34,224.963	24,941.799	(4,946.905)

Number of units outstanding, end of year	50,533.611	51,475.567	478,361.193	454,196.329

Note F —	Summary of units outstanding, unit values, expenses and total return for each of the five years in the period ended December 31

Vanguard Wellesley Income Fund
Admiral/Investor Class Non-qualified

				Investment	Expenses as a
				Income	% of Average	Total
Year	Units	Unit Value	Net Assets	Ratio	Net Assets	Return*

2007	81,153.314	$19.25	$1,562,018	4.27%	0.85%	4.92%
2006	97,462.039	18.36	1,788,980	4.42%	0.85%	9.87%
2005	103,531.357	16.62	1,720,646	4.15%	0.85%	2.78%
2004	109,787.514	16.16	1,773,783	3.98%	0.85%	5.87%
2003	157,659.485	15.13	2,385,366	4.30%	0.85%	8.43%

Vanguard Long-Term Corporate Fund
Investor Class Qualified

				Investment	Expenses as a
				Income	% of Average	Total
Year	Units	Unit Value	Net Assets	Ratio	Net Assets	Return*

2007	4,193.668	$11.41	$47,843	8.05%	0.85%	17.04%
2006	10.197	11.08	113	8.23%	0.85%	1.83%
2005	10.197	10.87	111	8.16%	0.85%	4.53%
2004	10.197	10.43	106	5.58%	0.85%	6.58%
2003	3,083.482	9.66	29,773	5.24%	0.85%	5.13%

10

Federal Life Variable Annuity Account A

Notes to Financial Statements — (Continued)

Vanguard Long-Term Corporate Fund
Admiral/Investor Class Non-qualified

				Investment	Expenses as a
				Income	% of Average	Total
Year	Units	Unit Value	Net Assets	Ratio	Net Assets	Return*

2007	82,869.782	$11.57	$958,678	5.88%	0.85%	3.01%
2006	83,850.537	11.23	941,377	5.75%	0.85%	2.03%
2005	98,151.297	11.00	1,079,375	5.03%	0.85%	4.94%
2004	128,152.456	10.54	1,350,587	5.68%	0.85%	7.76%
2003	126,848.127	9.75	1,236,254	5.61%	0.85%	4.95%

Vanguard Windsor Fund
Admiral/Investor Class Qualified

				Investment	Expenses as a
				Income	% of Average	Total
Year	Units	Unit Value	Net Assets(1)	Ratio	Net Assets	Return*

2007	67,693.215	$48.04	$3,252,169	2.75%	0.85%	(3.49)%
2006	73,134.034	50.04	3,659,295	1.63%	0.85%	17.42%
2005	76,748.606	42.24	3,241,993	2.60%	0.85%	4.17%
2004	84,657.780	40.53	3,430,942	1.62%	0.85%	10.41%
2003	103,327.368	36.01	3,720,554	1.30%	0.85%	30.95%

*	Annualized

(1)	Does not include payout reserve

Vanguard Windsor Fund
Admiral/Investor Class Non-qualified

				Investment	Expenses as a
				Income	% of Average	Total
Year	Units	Unit Value	Net Assets(1)	Ratio	Net Assets	Return*

2007	472,562.193	$33.54	$15,850,196	2.60%	0.85%	(3.83)%
2006	493,168.983	34.93	17,227,460	1.64%	0.85%	17.19%
2005	483,425.338	29.49	14,256,686	2.60%	0.85%	4.07%
2004	515,836.052	28.29	14,595,055	1.59%	0.85%	11.67%
2003	554,325.871	25.14	13,934,934	1.26%	0.85%	30.20%

11

Federal Life Variable Annuity Account A

Notes to Financial Statements — (Continued)

Vanguard Wellington Fund
Investor Class Qualified

				Investment	Expenses as a
				Income	% of Average	Total
Year	Units	Unit Value	Net Assets	Ratio	Net Assets	Return*

2007	1,895.109	$28.51	$54,035	3.47%	0.85%	7.98%
2006	2,325.402	26.54	61,709	3.49%	0.85%	13.17%
2005	2,356.147	23.29	54,864	3.14%	0.85%	5.78%
2004	2,389.272	21.98	52,524	2.96%	0.85%	9.78%
2003	2,425.666	19.94	48,375	2.86%	0.85%	17.87%

Vanguard Wellington Fund
Admiral/Investor Class Non-qualified

				Investment	Expenses as a
				Income	% of Average	Total
Year	Units	Unit Value	Net Assets	Ratio	Net Assets	Return*

2007	139,266.077	$23.80	$3,314,624	3.64%	0.85%	7.16%
2006	143,112.826	22.13	3,166,993	3.62%	0.85%	13.37%
2005	145,521.414	19.39	2,822,342	3.28%	0.85%	5.95%
2004	144,599.089	18.28	2,643,645	3.10%	0.85%	9.83%
2003	154,082.351	16.56	2,551,839	3.00%	0.85%	18.11%

Vanguard Morgan Growth Fund
Admiral/Investor Class Qualified

				Investment	Expenses as a
				Income	% of Average	Total
Year	Units	Unit Value	Net Assets	Ratio	Net Assets	Return*

2007	5,050.756	$32.21	$162,703	2.93%	0.85%	9.83%
2006	5,127.394	29.18	149,599	1.45%	0.85%	9.76%
2005	5,431.313	26.43	143,565	0.76%	0.85%	8.09%
2004	5,512.583	24.41	134,553	0.62%	0.85%	8.75%
2003	6,971.144	22.28	155,347	0.31%	0.85%	28.03%

*	Annualized

(1)	Does not include payout reserve

12

Federal Life Variable Annuity Account A

Notes to Financial Statements — (Continued)

Vanguard Morgan Growth Fund
Admiral/Investor Class Non-qualified

				Investment	Expenses as a
				Income	% of Average	Total
Year	Units	Unit Value	Net Assets	Ratio	Net Assets	Return*

2007	53,722.617	$23.60	$1,267,642	2.93%	0.85%	9.69%
2006	55,453.396	21.37	1,185,120	1.20%	0.85%	9.39%
2005	73,687.927	19.36	1,426,729	0.72%	0.85%	8.16%
2004	79,797.991	17.86	1,425,402	0.82%	0.85%	9.45%
2003	81,068.409	16.29	1,320,360	0.45%	0.85%	27.08%

Vanguard Prime Money Market Fund
Investor Class Qualified

				Investment	Expenses as a
				Income	% of Average	Total
Year	Units	Unit Value	Net Assets	Ratio	Net Assets	Return*

2007	50,533.611	$4.61	$232,882	5.02%	0.85%	4.18%
2006	51,475.567	4.42	227,427	3.21%	0.85%	2.65%
2005	19,954.511	4.25	84,799	3.07%	0.85%	2.20%
2004	23,744.503	4.16	98,817	1.13%	0.85%	0.27%
2003	24,789.595	4.15	102,912	0.90%	0.85%	0.05%

Vanguard Prime Money Market Fund
Investor Class Non-qualified

				Investment	Expenses as a
				Income	% of Average	Total
Year	Units	Unit Value	Net Assets	Ratio	Net Assets	Return*

2007	478,361.193	$4.61	$2,204,507	5.06%	0.85%	4.21%
2006	454,196.329	4.42	2,006,711	4.56%	0.85%	3.74%
2005	572,891.064	4.25	2,434,570	2.84%	0.85%	2.02%
2004	702,878.143	4.16	2,925,140	1.08%	0.85%	0.23%
2003	780,995.483	4.15	3,242,231	0.92%	0.85%	0.06%

*	Annualized

13

Report of Independent Registered Public Accounting Firm

Contract Owners
Federal Life Variable Annuity Account A

We have audited the accompanying unit value data of Federal Life Variable Annuity Account A (comprising, respectively, Vanguard Wellesley Income Fund, Vanguard Long-Term Corporate Fund, Vanguard Windsor Fund, Vanguard Wellington Fund, Vanguard Morgan Growth Fund, and Vanguard Prime Money Market Fund) for each of the three years in the period ended December 31, 2005. This unit value data is the responsibility of the Account’s management. Our responsibility is to express an opinion on this unit value data based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the unit value data is free of material misstatement. We were not engaged to perform an audit of the Account’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the selected unit value data, assessing the accounting principles used and significant estimates made by management, and evaluating the overall unit value data presentation. Our procedures included confirmation of securities owned as of December 31, 2005, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the selected unit value data referred to above present fairly, in all material respects, the selected unit value data for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP
Ernst & Young LLP

Chicago, Illinois
February 7, 2006

Federal Life Insurance Company
(Mutual)

Statutory Financial Statements for the
Years Ended December 31, 2007 and 2006

Federal Life Insurance Company (Mutual)

Statutory Financial Statements and Other Financial Information

Years Ended December 31, 2007 and 2006

Independent Auditor’s Report	1
Statutory Financial Statements
Statutory Statements of Admitted Assets, Liabilities and Surplus	3
Statutory Statements of Operations	4
Statutory Statements of Changes in Policyowners’ Surplus	5
Statutory Statements of Cash Flow	6
Notes to Statutory Financial Statements	7
Other Financial Information
Supplemental Schedule of Selected Financial Data	21
Note to Supplemental Schedule of Selected Financial Data	28

Independent Auditor’s Report

Board of Directors
Federal Life Insurance Company (Mutual)

We have audited the accompanying statutory statements of admitted assets, liabilities and surplus of Federal Life Insurance Company (Mutual) (the Company) as of December 31, 2007 and 2006, and the related statutory statements of operations, changes in policyowners’ surplus and cash flow for the years then ended. These statutory financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these statutory financial statements based on our audits. The statutory financial statements of Federal Life Insurance Company (Mutual) as of and for the year ended December 31, 2005 were audited by other auditors whose report dated February 7, 2006 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statutory financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described more fully in Note 1 to the statutory financial statements, these statutory financial statements were prepared in conformity with accounting practices prescribed or permitted by the Illinois Department of Financial and Professional Regulation — Division of Insurance, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. The effects on the statutory financial statements of the variances between statutory accounting practices and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the statutory financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States of America, the financial position of Federal Life Insurance Company (Mutual) as of December 31, 2007 and 2006, and the results of its operations and its cash flow for the years then ended.

Also in our opinion, the statutory financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and policyholders’ surplus of Federal Life Insurance Company (Mutual) as of December 31, 2007 and 2006, and the results of its operations and its cash flow for the years then ended on the basis described in Note 1.

Our audits were conducted for the purpose of forming an opinion on the statutory financial statements taken as a whole. The supplemental schedule of selected financial data is presented for the purposes of additional analysis and is not a required part of the basic statutory financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic statutory financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic statutory financial statements taken as a whole.

April 30, 2008
Chicago, IL

Statutory Statements of Admitted

Assets, Liabilities and Surplus Follow

2

Federal Life Insurance Company (Mutual)

Statutory Statements of Admitted Assets, Liabilities and Surplus

	December 31
	2007	2006

ADMITTED ASSETS
Cash and investments
Bonds (Note 2)	$170,162,066	$172,170,865
Common stocks (Note 2)	11,455,296	8,096,736
Investments in unconsolidated subsidiaries (Note 3)	811,013	806,372
Home office properties (Note 2)	2,528,481	2,438,050
Policy loans (Note 2)	10,685,668	10,822,076
Cash and short-term investments (Note 2)	3,321,664	5,430,324

Total cash and investments	198,964,188	199,764,423

Premiums deferred and uncollected	4,166,283	4,514,449
Accrued investment income	2,128,259	2,152,378
Dividends due from subsidiary	139,000	120,000
Electronic data-processing equipment	56,210	84,728
Federal income taxes recoverable (including $504,568 and $546,403, net deferred tax asset as of December 31, 2007 and 2006, respectively) (Note 4)	505,748	547,583
Miscellaneous	25,404	51,817
Separate account assets (Note 12)	29,637,846	31,243,370

Total admitted assets	$235,622,938	$238,478,748

LIABILITIES AND POLICYOWNERS’ SURPLUS
Policy reserves (Note 10)
Life	$94,313,924	$93,638,196
Annuity	60,181,578	59,149,020
Accident and health	1,008,946	963,120
Deposit-type contracts	10,677,184	10,724,862

Total policy reserves	166,181,632	164,475,198

Policy and contract claims	2,424,413	2,944,510
Accrued expenses and other liabilities	1,043,960	1,712,707
Asset valuation reserve	2,770,257	2,212,790
Interest maintenance reserve	591,350	691,190
Separate account liabilities (Note 12)	29,637,846	31,243,370

Total liabilities	202,649,458	203,279,765

Contingencies (Note 5)
Policyowners’ surplus — unassigned (Note 6)	32,973,480	35,198,983

Total liabilities and policyowners’ surplus	$235,622,938	$238,478,748

See accompanying notes.

3

Federal Life Insurance Company (Mutual)

Statutory Statements of Operations

	Years Ended December 31
	2007	2006	2005

Premiums and other revenues
Premiums:
Life	$17,312,198	$17,205,850	$16,037,204
Annuity	7,191,024	5,840,484	3,479,204
Accident and health	389,393	439,605	470,357

Total premiums	24,892,615	23,485,939	19,986,765
Net investment income (Note 2)	11,814,801	11,732,985	11,742,025
Other	362,232	335,223	366,989

Total revenues	37,069,648	35,554,147	32,095,779

Benefits paid or provided
Life	14,393,382	13,153,450	12,351,176
Annuity	8,516,735	5,953,770	4,625,763
Accident and health	332,604	393,307	434,867
Interest and adjustments on policy or deposit-type contract funds	593,219	342,966	500,985
Other benefits	163,747	166,961	206,374
Increase in policy reserves	1,754,112	2,508,347	3,701,988

Total benefits paid or provided	25,753,799	22,518,801	21,821,153

Insurance expenses
Commissions	1,769,819	2,110,243	2,321,034
General insurance expenses	10,037,741	10,218,985	10,835,723
Net transfers to (from) separate account	35,130	195,736	(899,847)
Other	898,906	898,906	831,494

Total insurance expenses	12,741,596	13,423,870	13,088,404
Loss from operations before dividends to policyowners, federal income tax benefit, and net realized investment gains (losses)	(1,355,749)	(388,524)	(2,813,778)
Dividends to policyowners	427,308	554,208	555,172

Loss from operations before federal income tax benefit and net realized investment gains (losses)	(1,783,057)	(942,732)	(3,368,950)
Federal income tax benefit (Note 4)	201,097	176,975	109,926

Loss from operations before net realized investment gains (losses)	(1,581,960)	(765,757)	(3,259,024)
Net realized investment gains, less federal income taxes and amounts transferred to or from interest maintenance reserve (Note 2)	899,830	160,795	115,960

Net loss	$(682,130)	$(604,962)	$(3,143,064)

See accompanying notes.

4

Federal Life Insurance Company (Mutual)

Statutory Statements of Changes in Policyowners’ Surplus

	Years Ended December 31
	2007	2006	2005

Policyowners’ surplus at beginning of year	$35,198,983	$35,881,640	$39,126,190
Policyowners’ surplus increases (decreases)
Net loss	(682,130)	(604,962)	(3,143,064)
Change in net unrealized investment gains (losses)	(579,877)	427,690	(15,976)
Change in deferred income tax	499,794	32,648	983,607
Change in asset valuation reserve	(557,467)	(570,589)	(183,456)
Change in nonadmitted assets	(905,823)	32,556	(885,661)

Policyowners’ surplus at end of year	$32,973,480	$35,198,983	$35,881,640

See accompanying notes.

5

Federal Life Insurance Company (Mutual)

Statutory Statements of Cash Flow

	Years Ended December 31
	2007	2006	2005

Operating activities
Premiums collected	$25,193,569	$23,618,674	$19,848,216
Investment income received	11,843,401	11,654,069	11,708,971
Insurance benefits paid	(24,366,161)	(19,617,747)	(17,559,817)
Dividends paid to policyowners	(552,385)	(569,920)	(602,846)
Commissions, general insurance expenses and other deductions	(12,649,277)	(13,386,337)	(13,689,489)
Federal income taxes refunded	201,098	176,975	109,926
Miscellaneous income	362,232	335,472	367,213
Net transfers (to) from separate account	(35,130)	(195,736)	899,847

Net cash provided by operating activities	(2,653)	2,015,450	1,082,021

Investing activities
Sale, maturity or repayment of investments:
Bonds	13,194,726	11,965,639	21,867,166
Stocks	5,112,258	1,049,786	760,190
Purchase of investments:
Bonds	(11,187,698)	(11,948,703)	(23,160,206)
Stocks	(8,084,314)	(3,615,469)	(978,973)
Decrease (increase) in policy loans	136,408	211,500	(53,688)
Other	(248,473)	(50,434)	(10,212)

Net cash used in investing activities	(1,077,093)	(2,387,681)	(1,575,723)
Financing activities and miscellaneous sources
Net withdrawals on deposit-type contracts and other insurance liabilities	(47,678)	(729,616)	(779,082)
Other cash provided	(981,235)	816,976	1,735

Net cash provided by (used in) financing activities	(1,028,913)	87,360	(777,347)

Net decrease in cash and short-term investments	(2,108,659)	(284,871)	(1,271,049)
Cash and short-term investments at beginning of year	5,430,324	5,715,195	6,986,244

Cash and short-term investments at end of year	$3,321,665	$5,430,324	$5,715,195

See accompanying notes.

6

Federal Life Insurance Company (Mutual)

Notes to Statutory Financial Statements
Years Ended December 31, 2007, 2006 and 2005

1.	Nature of Operations and Significant Accounting Policies

Federal Life Insurance Company (Mutual) (Federal Life) is a mutual life insurance company domiciled in Illinois. Federal Life’s primary business is the sale of various life, accident and health and annuity products through independent agents. Group and individual life insurance make up the majority of Federal Life’s sales. Although Federal Life is licensed to sell its products in 46 states, its primary markets are California, Florida, Illinois, Pennsylvania and Wisconsin.

Federal Life has three noninsurance subsidiaries:  Americana Realty Company (Americana), FED Mutual Financial Services, Inc. (FED Mutual) and FLC Mortgage Company.

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the statutory financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Basis of Presentation

The accompanying statutory financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Illinois Department of Financial and Professional Regulation — Division of Insurance, which differ from accounting principles generally accepted in the United States of America. (GAAP).

Certain practices followed by Federal Life differ from GAAP as summarized below:

Investments

Investments in bonds are carried at cost or amortized cost. Common stocks are reported at fair value as determined by the Securities Valuation Office (SVO) of the National Association of Insurance Commissioners (NAIC). GAAP requires that such securities be classified as held-to-maturity, trading or available-for-sale. For GAAP, securities classified as held-to-maturity are carried at cost or amortized cost, and securities classified as trading or available-for-sale are carried at fair value with unrealized gains and losses reported in income for those securities classified as trading and in policyowners’ surplus for those securities classified as available-for-sale.

Fair values of certain investments in bonds are based on values specified by the NAIC rather than on actual or estimated fair values. Real estate owned and occupied by Federal Life is included in investments rather than reported as an operating asset, and investment income and general expenses include imputed rent for Federal Life’s occupancy.

The Asset Valuation Reserve (AVR) and Interest Maintenance Reserve (IMR) were determined by NAIC-prescribed formulas and are reported as liabilities rather than as valuation allowances or appropriations of policyowners’ surplus. The AVR represents a provision for possible fluctuations in the value of bonds, real estate and other invested assets. Changes in the AVR are charged or credited directly to policyowners’ surplus.

The IMR represents the net accumulated unamortized realized capital gains and losses attributable to changes in the general level of interest rates on sales of fixed-income investments, principally bonds. Such gains or losses are amortized into income over the remaining period to maturity based on the seriatim method.

Realized gains and losses are reported in income, net of income taxes and amounts transferred to or from the IMR, rather than on a pretax basis. Changes in admitted investment asset amounts are credited and charged directly to policyowners’ surplus rather than to a separate surplus account.

7

Federal Life Insurance Company (Mutual)

Notes to Statutory Financial Statements — (Continued)

Subsidiaries

The accounts and operations of subsidiaries are not consolidated with the accounts and operations of Federal Life. Rather, Federal Life’s investments in unconsolidated wholly owned subsidiaries are carried on the basis of the net assets of the subsidiaries. Undistributed changes in the carrying value of subsidiaries are charged or credited directly to policyowners’ surplus.

Premiums

Revenues for annuity policies with life contingencies consist of premiums received rather than policy charges for annuities, which are period certain.

Policy Acquisition Costs

Costs of acquiring new business are expensed when incurred, rather than capitalized and amortized over the period of future revenues or gross profits of the related policies.

Nonadmitted Assets

Certain assets designated as nonadmitted assets, principally net deferred taxes, furniture and equipment and receivables, not specifically identified as an admitted asset within the NAIC’s Accounting Practices and Procedures Manual, are excluded from the statutory balance sheets and changes therein are charged or credited to policyowners’ surplus.

Policy Reserves

Certain policy reserves are calculated based on valuation interest and mortality assumptions, which are generally more conservative than assumptions based on estimated expected experience and actual account balances. Life insurance policy reserves are provided for under methods recognized by insurance regulatory authorities using principally the 1941, 1958 and 1980 Commissioners Standard Ordinary mortality tables and assuming interest rates ranging from 21/2% to 51/2%. Annuity benefit reserves principally represent net premium amounts plus accumulated interest.

Reinsurance

The reserves for certain policy and contract liabilities are reported net of reinsured amounts rather than on a gross basis.

Income Taxes

Deferred tax assets are limited to: (1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus (2) the lesser of the remaining gross deferred tax assets expected to be realized within one year of the balance sheet date or 10% of policyowners’ surplus excluding any net deferred tax assets, plus (3) the amount of remaining gross deferred tax assets that can be offset against existing gross deferred tax liabilities. The remaining deferred tax assets are nonadmitted.

Deferred taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred taxes, a deferred tax asset is recorded for the amount of gross deferred tax assets expected to be realized in future years, and a valuation allowance is established for deferred tax assets not realizable.

8

Federal Life Insurance Company (Mutual)

Notes to Statutory Financial Statements — (Continued)

Policyowner Dividends

Policyowner dividends are recognized when declared rather than over the term of the related policies. Dividends to the policyowners are reserved one year in advance through charges to operations.

Cash Flow Statement

The statutory statements of cash flow are prepared in accordance with regulatory requirements.

Other significant accounting practices are as follows:

Investments

Bonds and short-term investments are reported at cost or amortized cost. Discount or premium on bonds is amortized using the interest method.

Mortgage-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from broker-dealer surveys and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for principal-only and interest-only securities, which are valued using the prospective method.

Common stocks are generally reported at fair value as determined by the SVO of the NAIC. Unrealized gains and losses on investments in common stocks are credited and charged directly to policyowners’ surplus along with any adjustment for federal income taxes.

Policy loans are reported at unpaid balances.

Realized investment gains and losses are determined on a specific identification basis.

Short-term investments include investments with maturities of less than one year as of the date of acquisition, which are principally comprised of money market accounts.

Home office property is depreciated on a straight-line basis using an estimated useful life of 40 years.

Investments in Unconsolidated Subsidiaries

Effective January 1, 2005, the NAIC adopted SSAP No. 88, Investments in Subsidiary, Controlled and Affiliated Entities, A Replacement to SSAP No. 46. There was no impact to Federal Life, and it continues to report each of the following subsidiaries at audited GAAP equity: Americana Realty Company (Americana), FED Mutual Financial Services, Inc. and FLC Mortgage Company.

Americana declared dividends to Federal Life of $432,000, $339,000 and $238,000 in 2007, 2006 and 2005, respectively.

Data-Processing Equipment

The admitted value of Federal Life’s data-processing equipment is limited to 3% of policyowners’ surplus. The admitted portion is reported at cost, less accumulated depreciation with depreciation computed using an accelerated method over useful lives of three years. Accumulated depreciation amounted to $2,329,000 and $2,280,000 as of December 31, 2007 and 2006, respectively.

Recognition of Premium Revenue

Life insurance premiums are recognized as revenue when due. Annuity premiums are recognized as revenue when received. Accident and health premiums are earned pro rata over the terms of the policies.

9

Federal Life Insurance Company (Mutual)

Notes to Statutory Financial Statements — (Continued)

Policy and Contract Claims

Policy and contract claims represent the estimated ultimate net cost of all reported and unreported claims incurred and unpaid as of December 31. The reserves for unpaid policy and contract claims are estimated using individual case-basis valuations and statistical analyses. These estimates are subject to the effects of trends in claim severity and frequency. Although considerable variability is inherent in such estimates, management believes that the reserves for policy and contract claims are adequate. The estimates are continually reviewed and adjusted as necessary, as experience develops or new information becomes known; such adjustments are included in current operations.

Reinsurance

Reinsurance premiums, claims and claim adjustment expenses are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums and benefits are reported net of reinsured amounts.

Separate Account Assets and Liabilities

Separate account assets and liabilities reported in the accompanying statutory financial statements represent funds that are separately administered, principally for annuity contracts, and for which the contract holder, rather than Federal Life, bears the investment risk. Separate account assets consisting of investments in mutual funds are recorded at fair value. Operations for the separate accounts are not included in the accompanying statutory financial statements.

Policy Reserves

Life, annuity and accident and health policy liabilities are developed by actuarial methods and are intended to provide, in the aggregate, reserves that are greater than, or equal to, the minimum or guaranteed policy cash values or the amounts required by law.

Federal Life waives deduction of deferred fractional premiums upon the death of an insured and returns any portion of the final premium beyond the date of death for all contracts that contain this provision. Surrender values are not promised in excess of the legally computed reserves.

Traditional policies issued on substandard lives are charged an extra premium plus the regular gross premium for the true age. The corresponding reserves held on such policies are calculated on the same basis as standard policies with an additional reserve of one half of the annual extra premium charge.

Reclassifications

Certain amounts in the 2006 statutory financial statements have been reclassified to conform to the 2007 presentation.

10

Federal Life Insurance Company (Mutual)

Notes to Statutory Financial Statements — (Continued)

2.	Investments

The cost or amortized cost and fair value of investments in bonds and common stocks are as follows:

	Cost or	Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(In thousands)

As of December 31, 2007
U.S. government obligations	$22,829	$2,053	$0	$24,882
Corporate securities	84,666	1,740	2,318	84,088
Mortgage-backed securities	62,667	305	1,540	61,433

Total bonds	$170,162	$4,098	$3,858	$170,403

Common stocks	$10,717	$1,197	$459	$11,455

As of December 31, 2006
U.S. government obligations	$25,459	$1,577	$104	$26,932
Corporate securities	84,123	1,631	1,323	84,431
Mortgage-backed securities	62,589	212	1,423	61,378

Total bonds	$172,171	$3,420	$2,850	$172,741

Common stocks	$6,774	$1,412	$89	$8,097

The fair value for investments in bonds is determined by the values prescribed by the SVO. Those values generally represent quoted market value prices for securities traded in the public marketplace or analytically determined values using bid or closing prices for securities not traded in the public marketplace.

The amortized cost and fair value of bonds as of December 31, 2007, by contractual maturity, are as follows. Expected maturities differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Fair
	Cost	Value
	(In thousands)

Maturity:
2008	$4,497	$4,509
2009 — 2013	51,390	52,283
2014 — 2018	50,579	50,809
After 2018	1,029	1,369
Mortgage-backed securities	62,667	61,433

	$170,162	$170,403

As of December 31, 2007 and 2006, bonds with a carrying value of $2,574,000 and $2,578,000, respectively, were on deposit with various state insurance departments to meet regulatory requirements.

11

Federal Life Insurance Company (Mutual)

Notes to Statutory Financial Statements — (Continued)

The following table analyzes Federal Life’s investment positions, all bonds, with unrealized losses segmented by type of security and period of continuous unrealized loss as of December 31, 2007:

	Less Than 12 Months		Greater Than 12 Months		Total NAIC	Total
	NAIC SVO	Unrealized	NAIC SVO	Unrealized	SVO Fair	Unrealized
	Fair Value	Loss	Fair Value	Loss	Value	Losses

U.S. government obligations	$0	$0	$1,189,475	$282	$1,189,475	$282
Corporate securities	6,112,728	358,912	29,979,667	1,958,796	36,092,395	2,317,708
Mortgage-backed securities	4,235,846	118,702	38,631,957	1,420,956	42,867,803	1,539,658

	$10,348,574	$477,614	$69,801,099	$3,380,034	$80,149,673	$3,857,648

The following table analyzes Federal Life’s investment positions, all bonds, with unrealized losses segmented by type of security and period of continuous unrealized loss as of December 31, 2006:

	Less Than 12 Months		Greater Than 12 Months		Total NAIC	Total
	NAIC SVO	Unrealized	NAIC SVO	Unrealized	SVO Fair	Unrealized
	Fair Value	Loss	Fair Value	Loss	Value	Losses

U.S. government obligations	$2,493,201	$6,799	$6,211,428	$97,148	$8,704,629	$103,947
Corporate securities	9,992,725	169,079	25,259,283	1,137,733	35,252,008	1,306,812
Mortgage-backed securities	5,612,407	31,454	48,441,113	1,407,960	54,053,520	1,439,414

	$18,098,333	$207,332	$79,911,824	$2,642,841	$98,010,157	$2,850,173

The Company believes that all unrealized losses on individual securities are the result of normal price fluctuations due to market conditions and are not an indication of other-than-temporary impairment. Further, Federal Life believes it has the intent and ability to hold these securities until they fully recover in value. These determinations are based upon the relatively small level of losses and an in-depth analysis of individual securities, which reflect a material unrealized loss position. As of December 31, 2007 and 2006, 94.9% and 95.4%, respectively, of bonds are rated NAIC Class 1 or 2 and are considered investment grade.

With the exception of the Company’s investment in unconsolidated subsidiaries, which are accounted for under the GAAP equity method, the fair value of its investments in bonds and common stock is based on observable market quotations and other observable market data. The Company utilizes fair values determined by third-party pricing servicers.

The Company’s management employs control processes to determine the reasonableness of its bond and common stock portfolios. The Company’s processes are designed to confirm that the fair values provided are accurately recorded. These processes primarily include reviews by management and quarterly oversight by the Investment Committee of the Board of Directors.

The gross unrealized gains and gross unrealized losses and the cost and fair value of investments in unconsolidated subsidiaries are summarized as follows:

	2007	2006
	(In thousands)

Cost	$1,196	$1,196
Gross unrealized loss	(385)	(390)

Fair value	$811	$806

12

Federal Life Insurance Company (Mutual)

Notes to Statutory Financial Statements — (Continued)

Major categories of net investment income are summarized as follows:

	2007	2006	2005
	(In thousands)

Income:
Bonds	$9,932	$10,118	$10,248
Common stocks (unaffiliated)	311	114	72
Common stocks of subsidiaries	432	339	238
Policy loans	706	628	711
Short-term investments	234	290	199
Amortization of IMR	75	111	157
Real estate	801	829	829
Other	18	19	20

	12,509	12,448	12,474
Investment expenses	694	715	732

Net investment income	$11,815	$11,733	$11,742

Other income and investment expenses include amounts for the occupancy of the home office property of $657,000 in the years ended 2007, 2006 and 2005.

Net realized investment gains are summarized as follows:

	2007	2006	2005
	(In thousands)

Bonds:
Gross gains	$42	$63	$98
Gross losses	(94)	(74)	(80)

	(52)	(11)	18
Common stocks — unaffiliated:
Gross gains	1,093	242	195
Gross losses	(165)	(18)	(24)

	928	224	171
	876	213	189
Amounts transferred to IMR	(24)	52	73

Net realized investment gains	$900	$161	$116

Proceeds from sales of investments in bonds during 2007, 2006 and 2005 were $5,310,000, $6,194,000 and $2,199,000, respectively.

13

Federal Life Insurance Company (Mutual)

Notes to Statutory Financial Statements — (Continued)

The components of home office properties as of December 31 are as follows:

	2007	2006
	(In thousands)

Cost:
Land	$405	$405
Building and other	7,511	7,263

	7,916	7,668
Accumulated depreciation	5,388	5,230

	$2,528	$2,438

3.	Subsidiaries

Combined financial information of Federal Life’s unconsolidated subsidiaries is summarized as follows:

	2007	2006	2005
	(In thousands)

Investments	$959	$901
Other assets	56	64

Total assets	$1,015	$965

Other liabilities	$204	$158
Policyowners’ equity	811	807

Total liabilities and policyowners’ equity	$1,015	$965

Revenues	$900	$712	$538
Expenses	232	202	177

Net income	$668	$510	$361

4.	Federal Income Taxes

Federal Life is included in a consolidated life-nonlife federal income tax return with its subsidiaries. The income tax expense is principally based on a separate return calculation. A benefit is provided to subsidiaries with tax losses. Federal Life has an operating loss carryforward of $6,861,000, which will expire during years 2017-2022.

The components of the net deferred tax assets (liabilities) are as follows:

	December 31
	2007	2006
	(In thousands)

Gross deferred tax assets	$6,433	$6,107
Gross deferred tax liabilities	(1,275)	(1,449)
Deferred tax assets nonadmitted	(4,653)	(4,111)

Net deferred tax assets	$505	$547

14

Federal Life Insurance Company (Mutual)

Notes to Statutory Financial Statements — (Continued)

The nonadmitted deferred tax assets increased $542,000 and $57,000 in 2007 and 2006, respectively. The components of incurred income tax expense and the change in deferred tax assets and deferred tax liabilities are as follows:

	Years Ended December 31
	2007	2006	2005
	(In thousands)

Change in deferred tax assets	$(327)	$(319)	$(745)
Change in deferred tax liabilities	(173)	286	(239)

Net change in deferred taxes	(500)	(33)	(984)
Current income tax benefit	(201)	(177)	(110)

Total current income tax benefit and net change in deferred taxes	$(701)	$(210)	$(1,094)

Federal Life’s income tax benefit and net change in deferred taxes differs from the amount computed by applying the current federal income tax rate of 34% to loss from operations before federal income tax benefit and net realized investment gains (losses) for the following reasons:

	Years Ended December 31
	2007	2006	2005
	(In thousands)

Income tax benefit at statutory rate	$(606)	$(321)	$(1,145)
Add (deduct) tax effect of:
Loss reserve discount	202	138	207
Change in deferred tax on unrealized losses	(45)	45	(23)
Change in deferred tax on unrealized gains	(88)	85	19
Dividends from subsidiaries	(147)	(115)	(81)
Interest maintenance reserve	(26)	(38)	(54)
Other	9	(4)	(17)

Current income tax benefit and net change in deferred taxes	$(701)	$(210)	$(1,094)

5.	Contingencies

Federal Life has been named in various pending legal proceedings considered to be ordinary routine litigation incidental to its business. Federal Life believes that such suits are substantially without merit and that valid defenses exist. Management and general counsel are of the opinion that such litigation will not have a material adverse effect on Federal Life’s financial position or results of operations.

During 2007, the Company received information from the National Organization of Life and Health Insurance Guaranty Associations (NOLHGA) regarding insolvencies of various insurance companies. It is expected that these insolvencies will result in future guaranty fund assessments against the Company of approximately $144,000. This amount has been accrued as of December 31, 2007.

6.  Policyowners’ Surplus

Under Illinois insurance regulations, Federal Life is required to maintain minimum policyowners’ surplus of $1,500,000. As of December 31, 2007, Federal Life’s policyowners’ surplus exceeds the minimum required policyowners’ surplus under Illinois regulations and the NAIC risk-based capital requirements.

15

Federal Life Insurance Company (Mutual)

Notes to Statutory Financial Statements — (Continued)

7.	Reinsurance

Federal Life reinsures a portion of its life, health and annuity risks with other insurance companies to minimize its exposure to loss on certain business. Reinsurance assumed has increased premiums by $4,601,000 in 2007, $4,039,000 in 2006 and $2,391,000 in 2005, while reinsurance ceded has increased premiums by $77,000 in 2007 and decreased premiums by $342,000 in 2006 and $367,000 in 2005. Federal Life’s reserves are net of reinsurance credits of $436,000 and $791,000 as of December 31, 2007 and 2006, respectively, relating to insurance ceded. To the extent that any reinsuring companies are unable to meet obligations under the reinsurance agreements, Federal Life would remain liable.

8.	Benefit Plans

Federal Life has a qualified defined-contribution plan covering substantially all employees. Employees may contribute up to 10% of their total pretax cash compensation. Federal Life matches employee contributions up to 3% of cash compensation at the time of the contribution. Federal Life may match employee contributions up to an additional 3% of cash compensation at the end of the year. Federal Life has always made the discretionary matching contributions. Federal Life contributed $274,000 in 2007, $263,000 in 2006 and $254,000 in 2005.

9.	Fair Values of Financial Instruments

The following methods and assumptions were used by Federal Life in estimating its fair value disclosures for financial instruments:

Cash, Accrued Investment Income and Short-Term Investments

The carrying amounts reported in the statutory balance sheets for these instruments approximate their fair values.

Investment Securities

Fair values for bonds and common stocks are based on market values prescribed by the SVO. For bonds not actively traded, fair values represent amortized cost.

Policy Loans

The fair values of policy loans are estimated using discounted cash flow analysis at the current AA corporate bond interest rate over a five-year period that Federal Life estimates would be obtained if the policy loans were sold to a financial institution.

Investment-Type Insurance Contracts

Fair values for liabilities under investment-type insurance contracts are equal to the cash surrender values of the contracts.

Dividend Accumulations

The fair values for dividend accumulations are equal to the amount of dividends payable on demand as of the reporting date and are recognized in the statutory-basis balance sheets.

16

Federal Life Insurance Company (Mutual)

Notes to Statutory Financial Statements — (Continued)

Summary of Fair Values

The carrying amounts and fair values of certain of Federal Life’s financial instruments are as follows:

	December 31, 2007		December 31, 2006
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
		(In thousands)

Assets
Bonds	$170,162	$170,403	$172,171	$172,741
Common stocks	11,455	11,455	8,097	8,097
Policy loans	10,686	10,686	10,822	10,822
Cash, accrued investment income and short-term investments	5,450	5,450	7,583	7,583
Liabilities
Individual and group annuities	49,575	49,432	48,705	47,651
Supplementary contracts without life contingencies	743	743	839	839
Dividend accumulations	9,923	9,923	9,869	9,869

Fair values of Federal Life’s insurance contracts other than investment contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in Federal Life’s overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

10.	Policy Liabilities

As of December 31, 2007, Federal Life’s annuity reserves, deposit fund liabilities and separate account liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

	Amount	Percent
	(In thousands)

Subject to discretionary withdrawal:
At book value, less surrender charge	$11,515	11.3%
At market value	28,907	28.4

Total with adjustment or at market value	40,422	39.7
At book value without adjustment (with minimal or no charge or adjustment)	50,153	49.3
Not subject to discretionary withdrawal	11,178	11.0

Total annuity reserves, deposit fund liabilities and separate account liabilities before reinsurance	101,753	100.0%

Less reinsurance ceded	0

Net annuity reserves, deposit fund liabilities and separate account liabilities	$101,753

Included in the above table is $1,358,000 in supplementary contracts with life contingencies and not included is $102,000 of separate account liabilities.

17

Federal Life Insurance Company (Mutual)

Notes to Statutory Financial Statements — (Continued)

Separate accounts held by Federal Life relate to individual policyholders, do not have any minimum guarantees, and the investment risks associated with market value changes are borne entirely by the policyholder. The assets in the accounts, carried at fair value, are mutual funds.

11.	Concentrations

The Company maintains cash and cash equivalent balances at several financial institutions. Accounts are insured up to $100,000 per depositor by the Federal Deposit Insurance Corporation (FDIC). Cash balances in excess of insured amounts totaled $4,026,754 as of December 31, 2007.

The largest investment in any single unaffiliated issuer, excluding U.S. government issuances and affiliated common stock as of December 31, 2007 was $5,398,030, representing approximately 2.29% of total admitted assets.

Note 12.	Separate Accounts

All of the separate and variable accounts held by the Company relate to individual and group variable annuities of a nonguaranteed return nature. Vanguard is the sole custodian and fund manager for all separate account assets. The net investment experience of the separate account is credited directly to the policyholder and can be positive or negative. These variable annuities generally provide an incidental death benefit. If death occurs before age 65, the death benefit is the greater of account value or premium paid. If death occurs after age 65, the death benefit is equal to the account value.

18

Federal Life Insurance Company (Mutual)

Notes to Statutory Financial Statements — (Continued)

Nonguaranteed
Separate Accounts
(In thousands)

Premiums, considerations or deposits for the year ended December 31, 2007	$75

Reserves at December 31, 2007
For accounts with assets at:
Market value	$29,536
Amortized cost	—

Total reserves	$29,536

By withdrawal characteristics:
Subject to discretionary withdrawal:
With MV adjustment	$—
At book value without MV adjustment and with current surrender charge of 5% or more	—
At market value	29,536
At book value without MV adjustment and with current surrender charge less than 5%	—
Subtotal	29,536

Not subject to discretionary withdrawal	—

Total	$29,536

Reconciliation of Net Transfers To (From) Separate Accounts

1. Transfers as reported in the Summary of Operations of the Separate Accounts Statement:
Transfers to Separate Accounts	$74,679
Transfers from Separate Accounts	(1,449,575)

Net transfers to (from) Separate Accounts	(1,374,896)
2. Reconciling Adjustments:
Payments on net policyholder surrender and fund withdrawals	$1,411,004
Payments on supplementary contracts	62,909
Exchange Purchases recorded as annuity benefits on the Life, Accident and Health Annual Statement	(70,000)
3. Transfers as reported in the Summary of Operations of the Life, Accident and Health Annual Statement	$35,130

19

Federal Life Insurance Company (Mutual)

Notes to Statutory Financial Statements — (Continued)

Note 13.	Nonadmitted Assets

The Company had the following nonadmitted assets as of December 31:

	2007	2006

Uncollected premiums	$13,000	$13,000
Net deferred tax asset	4,652,577	4,110,947
Furniture and equipment	59,904	6,409
Healthcare and other amounts receivable	476,830	549,655
Suspense accounts	560,765	177,241

Total	$5,763,076	$4,857,252

20

Other Financial Information

Federal Life Insurance Company (Mutual)

Supplemental Schedule of Selected Financial Data
December 31, 2007

Investment income earned
U.S. government bonds	$1,536,367
Other bonds (unaffiliated)	8,395,966
Bonds of affiliates	—
Preferred stocks (unaffiliated)	—
Preferred stocks of affiliates	—
Common stocks (unaffiliated)	311,128
Common stocks of affiliates	432,000
Mortgage loans	—
Real estate	800,528
Premium notes, policy loans and liens	706,298
Collateral loans	—
Cash/short-term investments	234,013
Other invested assets	—
Derivative instruments	—
Aggregate write-ins for investment income	17,556

Gross investment income	$12,433,856

Real estate owned (book value, less encumbrances)	$2,528,481

Mortgage loans (book value)
Farm mortgages	$—
Residential mortgages	—
Commercial mortgages	—

Total mortgage loans	$—

Mortgage loans by standing (book value)
Good standing	$—

Good standing with restructured terms	$—

Interest overdue more than three months, not in foreclosure	$—

Foreclosure in process	$—

Other long-term assets (statement value)	$—

Collateral loans	$—

See note to supplemental schedule of selected financial data and independent auditor’s report regarding supplemental information.

21

Federal Life Insurance Company (Mutual)

Supplemental Schedule of Selected Financial Data
December 31, 2007 — (Continued)

Bonds and stocks of parents, subsidiaries and affiliates (book value)
Bonds	$—

Preferred stocks	$—

Common stocks	$811,013

Bonds and short-term investments by class and maturity:
Bonds and short-term investments by maturity (statement value):
Due within 1 year or less	$12,837,637
Over 1 year through 5 years	51,767,438
Over 5 years through 10 years	98,057,500
Over 10 years through 20 years	10,444,183
Over 20 years	984,110

Total Maturity	$174,090,868

Bonds and short-term investments by class (statement value)
Class 1	$131,634,766
Class 2	33,532,888
Class 3	5,686,676
Class 4	2,493,395
Class 5	743,143
Class 6	—

Total by class	$174,090,868

Total bonds publicly traded	$172,324,164

Total bonds privately placed	$1,766,704

Preferred stocks (statement value)	$—

Common stocks (market value)	$12,266,309

Short-term investments (book value)	$3,928,802

Options, caps and floors owned (statement value)	$—

Options, caps and floors written and in force (statement value)	$—

Collar, swap and forward agreements open (statement value)	$—

Futures contracts open (current value)	$—

Cash on deposit	$(607,138)

See note to supplemental schedule of selected financial data and independent auditor’s report regarding supplemental information.

22

Federal Life Insurance Company (Mutual)

Supplemental Schedule of Selected Financial Data
December 31, 2007 — (Continued)

Life insurance in force
Industrial	$—

Ordinary	$1,718,606,000

Credit life	$—

Group life	$2,290,877,000

Amount of accidental death insurance in force under ordinary policies	$135,705,000

Life insurance policies with disability provisions in force
Industrial	$—

Ordinary	$201,312,000

Credit life	$—

Group life	$—

Supplementary contracts in force
Ordinary — not involving life contingencies
Amount on deposit	$199,719

Amounts of income payable	$186,870

Ordinary — involving life contingencies
Amounts of income payable	$216,039

Group — not involving life contingencies
Amount on deposit	$—

Amounts of income payable	$—

Group — involving life contingencies
Amounts of income payable	$—

Annuities
Ordinary
Immediate — amount of income payable	$156,260

Deferred — fully paid account balance	$7,472,423

Deferred — not fully paid — account balance	$—

Group
Amount of income payable	$929,818

Fully paid account balance	$43,795,909

Not fully paid — account balance	$—

See note to supplemental schedule of selected financial data and independent auditor’s report regarding supplemental information.

23

Federal Life Insurance Company (Mutual)

Supplemental Schedule of Selected Financial Data
December 31, 2007 — (Continued)

Accident and health insurance — premiums in force
Ordinary	$358,898

Group	$21,303

Credit	$—

Deposit funds and dividend accumulations
Deposit funds — account balance	$11,520

Dividend accumulations — account balance	$9,922,759

Claim payments
Group accident and health
2007	$2,000

2006	$4,000

2005	$—

2004	$—

2003	$—

Prior	$—

Other accident and health
2007	$73,000

2006	$132,000

2005	$56,000

2004	$9,000

2003	$3,000

Prior	$51,000

Other coverages that use development methods to calculate claims reserves
2007	$—

2006	$—

2005	$—

2004	$—

2003	$—

Prior	$—

See note to supplemental schedule of selected financial data and independent auditor’s report regarding supplemental information.

24

Federal Life Insurance Company (Mutual)

Supplemental Schedule of Selected Financial Data
December 31, 2007 — (Continued)

Investment Risks Interrogatories

1.	Federal Life’s total admitted assets, excluding separate accounts, as reported on page two of its Annual Statement for the year ended December 31, 2007 are $205,985,092.

2.	The following are the 10 largest exposures to a single issuer/borrower/investment, by investment category, excluding: (i) U.S. government, U.S. government agency securities and those U.S. government money market funds listed in the Appendix to the SVO Purposes and Procedures Manual as exempt; (ii) property occupied by the Company; and (iii) policy loans.

Investment	Amount	Admitted Assets

RREEF American Reit II Inc	$5,398,030	2.6%
MALT 2004-10 5A7	2,193,566	1.1
RAST 2004-A9 A10	2,037,361	1.0
BOAA 2005-6 5A6	2,015,066	1.0
GMAC Mortgage Corp.	1,913,049	0.9
Credit Suisse First Boston Mortgage	1,521,840	0.7
PNC Mortgage Acceptance Corp.	1,483,926	0.7
CMSI 2004-9 1A6	1,335,418	0.6
Morgan Stanley Mortgage Loan Trust	1,237,719	0.6
MASTR 2004-6 2A14	1,132,513	0.5

3.	Federal Life does not hold any preferred stocks as of December 31, 2007. Federal Life’s entity’s total admitted assets held in bonds and short-term investments by NAIC rating as of December 31, 2007 is as follows:.

NAIC-1	$131,634,766	63.9%
NAIC-2	33,532,888	16.3
NAIC-3	5,686,676	2.8
NAIC-4	2,493,395	1.2
NAIC-5	743,143	0.4
NAIC-6	—	—

4.	Assets held in foreign investments are less than 2.5% of Federal Life’s total admitted assets.

5.	Not required.

6.	Not required.

7.	Not required.

8.	Not required.

9.	Not required.

10.	Not required.

11.	Assets held in Canadian investments are less than 2.5% of Federal Life’s total admitted assets.

See note to supplemental schedule of selected financial data and independent auditor’s report regarding supplemental information.

25

Federal Life Insurance Company (Mutual)

Supplemental Schedule of Selected Financial Data
December 31, 2007 — (Continued)

12.	Assets held in investments with contractual sales restrictions are less than 2.5% of Federal Life’s total admitted assets.

13.	Assets held in equity interest are greater than 2.5% of Federal Life’s total admitted assets.

Name of Issuer	Amount	Admitted Assets

RREEF America Reit II Inc.	$5,398,030	2.6%
iShares Russell 2000 Index Fund	650,566	0.3
Americana Realty Company	538,147	0.3
FLC Mortgage Company	237,445	0.1
Vanguard Emerging Market	222,116	0.1
Oracle Corp.	133,222	0.1
Exxon Mobil Corporation	123,202	0.1
Baxter International Inc.	121,905	0.1
Schlumberger LTD	118,044	0.1
Cisco Systems Inc.	113,694	0.1

14.	Assets held in nonaffiliated, privately placed equities are less than 2.5% of Federal Life’s total admitted assets.

15.	Assets held in general partnership interest are less than 2.5% of Federal Life’s total admitted assets.

16.	Mortgage loans reported in Schedule B are less than 2.5% of Federal Life’s total admitted assets.

17.	Not required.

18.	Assets held in real estate reported are less than 2.5% of Federal Life’s total admitted assets.

19.	Assets held in investments held in mezzanine real estate loans are less than 2.5% of Federal Life’s total admitted assets.

20.	Not required.

21.	Not required.

22.	Not required.

23.	Not required.

See note to supplemental schedule of selected financial data and independent auditor’s report regarding supplemental information.

26

Federal Life Insurance Company (Mutual)

Supplemental Schedule of Selected Financial Data
December 31, 2007 — (Continued)

			Admitted Assets
	Gross Investment		as Reported in the
	Holdings*		Annual Statement
Investment Categories	$	%	$	%

Bonds
U.S. Treasury securities	$9,151,370	4.60%	$9,151,370	4.60%
U.S. government agency and corporate obligations (excluding mortgage-backed securities)
Issued by U.S. government agencies
Issued by U.S. government-sponsored agencies	13,677,544	6.87	13,677,544	6.87
Securities issued by states, territories and possessions and political subdivisions in due as General obligations
Mortgage-backed securities (includes residential and commercial MBS)
Pass-through securities
Guaranteed by GNMA	723,205	0.36	723,205	0.36
Issued by FNMA and FHLMC	4,004,262	2.01	4,004,262	2.01
Privately issued
CMOs and REMICs
Issued by FNMA and FHLMC	39,007,654	19.61	39,007,654	19.61
Privately issued and collateralized by MBS issued or guaranteed by GNMA, FNMA or FHLMC
All other privately issued	18,932,235	9.52	18,932,235	9.52
Other debt and other fixed income securities (excluding short term)
Unaffiliated domestic securities (includes credit tenant loans rated by the SVO)	77,454,450	38.93	77,454,450	38.93
Unaffiliated foreign securities	7,211,348	3.62	7,211,348	3.62
Affiliated securities
Publicly traded equity securities (excluding preferred stocks)
Unaffiliated	5,982,164	3.01	5,982,164	3.01
Other equity securities
Affiliated	811,013	0.41	811,013	0.41
Unaffiliated	5,473,130	2.75	5,473,130	2.75
Real estate investments
Property occupied by Company	2,528,481	1.27	2,528,481	1.27
Policy loans	10,685,668	5.37	10,685,668	5.37
Receivables for securities
Cash and short-term investments	3,321,664	1.67	3,321,664	1.67

Total invested assets	$198,964,188	100%	$198,964,188	100%

*	Gross investment holdings as valued in compliance with the NAIC Accounting Practices and Procedures Manual.

See note to supplemental schedule of selected financial data and independent auditor’s report regarding supplemental information.

27

Federal Life Insurance Company (Mutual)

Note to Supplemental Schedule of Selected Financial Data
December 31, 2007

Basis of Presentation

The accompanying schedule presents selected statutory financial data as of December 31, 2007, and for the year then ended for purposes of complying with paragraph 9 of the Annual Audited Financial Reports in the Annual Audit Report Section of the National Association of Insurance Commissioners’ Annual Statement Instructions and the National Association of Insurance Commissioners’ Accounting Practices and Procedures Manual, and agrees to or is included in the amounts reported in Federal Life’s 2007 Statutory Annual Statement as filed with the Illinois Department of Financial and Professional Regulation — Division of Insurance.

See independent auditor’s report regarding supplemental information.

28

Report of Independent Registered Public Accounting Firm

The Board of Directors
Federal Life Insurance Company (Mutual)

We have audited the accompanying statutory-basis statements of operations, changes in policyowners’ surplus, and cash flow of Federal Life Insurance Company (Mutual) (Company) for the year ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Illinois Department of Financial and Professional Regulation — Division of Insurance, which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable, but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the results of operations or cash flows of Federal Life Insurance Company (Mutual) for the year ended December 31, 2005.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flow of Federal Life Insurance Company (Mutual) for the year ended December 31, 2005, in conformity with accounting practices prescribed or permitted by the Illinois Department of Financial and Professional Regulation — Division of Insurance.

/s/  Ernst & Young LLP
Ernst & Young LLP

Chicago, Illinois
February 7, 2006

PART C

OTHER INFORMATION

Item 24.	Financial Statements and Exhibits

(a) Financial Statements:

Financial Statements Included in Part B

The Registrant

Independent Auditor’s Report

Statement of Assets and Liabilities as of December 31, 2007

Statements of Operations and Changes in Net Assets for the years ended December 31, 2007 and 2006

Notes to Financial Statements

The Depositor

Independent Auditor’s Report

Balance Sheets — Statutory Basis as of December 31, 2007 and 2006

Statements of Operations — Statutory Basis as of December 31, 2007, 2006 and 2005

Statements of Changes in Policyowners’ Surplus — Statutory Basis for the years ended December 31, 2007, 2006 and 2005

Statements of Cash Flows — Statutory Basis for the years ended December 31, 2007, 2006 and 2005

Notes to Statutory-Basis Financial Statements

Supplemental Schedule of Selected Financial Data — Statutory Basis as of December 31, 2007

Note to Supplemental Schedule of Selected Financial Data — Statutory Basis as of December 31, 2007

(b)	Exhibits

Exhibit No.

1.1	Resolutions of the Board of Directors of Federal Life Insurance Company (Mutual) authorizing establishment of the Federal Life Variable Annuity Account — A(1);
3.1	Form of Underwriting and Servicing Agreement between Federal Life Trust and FED Mutual Financial Services, Inc. dated [ ], 2008(2);
4.1	Form of Individual Variable Deferred Annuity Contract(1);
4.2	Form of Amendatory Endorsement(2);
5.1	Form of Application for Individual Variable Deferred Annuity Contract(1);
6.1	Articles of Incorporation of Federal Life Insurance Company (Mutual)(1);
6.2	By-Laws of Federal Life Insurance Company (Mutual)(1);
8.1	Form of Participation Agreement among Federal Life Insurance Company (Mutual), Federal Life Variable Account — A, Federal Life Trust, FLC Investment Management Company, LLC and FED Mutual Financial Services, Inc. dated [ ], 2008(2);
9.1	Consent of Counsel(2);
10.1	Consent of Independent Registered Public Accounting Firm regarding statements of Federal Life Variable Annuity Account — A;
10.2	Consent of Independent Registered Public Accounting Firm regarding statements of Federal Life Insurance Company (Mutual);
10.3	Consent of Independent Registered Public Accounting Firm regarding statements of Federal Life Insurance Company (Mutual);

Exhibit No.

10.4	Consent of Independent Registered Public Accounting Firm regarding statements of Federal Life Variable Annuity Account — A;
14	Powers of Attorney(1).

(1)	Incorporated herein by reference to the initial Registration Statement on Form N-4 (File No. 333-147464) filed with the Securities and Exchange Commission on November 16, 2007.

(2)	Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File No. 333-147464) filed with the Securities and Exchange Commission on July 3, 2008.

Item 25.	Directors and Officers of the Depositor

The principal business address of each director and officer listed below is 3750 West Deerfield Road, Riverwoods, Illinois 60015.

Name	Positions and Offices

Joseph D. Austin	Chairman of the Board and Chief Executive Officer
William S. Austin	Director, President and Chief Operating Officer
Michael Austin	Director, Executive Vice President and Chief Marketing Officer
William H. Springer	Director
James H. Stacke	Director
John G. Weithers	Director
Fred T. Barth	Controller and Accounting Officer
Judy A. Manning	Secretary
Paul R. Murphy	Actuary
Anders Raaum	Investment Officer
Thomas W. Austin	Senior Vice President, Director of Corporate Relations and Assistant Secretary
Christine Q. Kaefer	Marketing Services Officer and Assistant Secretary
Tina R. Klemmer	Second Vice President — Information Systems
Dorothy M. Latuszek	Director of Underwriting
James P. McGrew	Sales Vice President
Joseph M. Milani	Director of Data Center
Neil P. Riordan	Field Vice President
Kenneth T. Wallach	Second Vice President — Administration
Jonathan C. Close	Assistant Actuary
Kevin A. Lind	Assistant Vice President — Information Systems
Michael E. Lindstrom	Assistant Actuary
Steven A. Mink	Assistant Actuary

Item 26.	Persons Controlled by or Under Common Control with the Depositor or Registrant

The assets of the Registrant, under state law, are assets of Federal Life. Set forth below is a description of Federal Life and the entities controlled by Federal Life:

Percentage of Voting
Securities Owned or
	State of	Other
Name	Organization	Basis of Control	Principal Business

Federal Life Insurance Company (Mutual)	Illinois	None — Mutual	Life, accident and health insurance, and annuities.
Federal Life Variable Annuity Account — A*	Illinois	100% owned by Federal Life	Separate account for individual variable deferred annuity contracts.
Federal Life Trust **	Delaware	100% owned by Federal Life	Investment portfolios for individual variable deferred annuity contracts.
FLC Investment Management Company, LLC**	Illinois	100% owned by Federal Life	Acts as investment adviser to the portfolios of the Federal Life Trust.
Americana Realty Company ***	Delaware	100% owned by Federal Life	Holds title to land, leases mineral rights and sells improved real estate.
FED Mutual Financial Services, Inc.***	Delaware	100% owned by Federal Life	Acts as broker/dealer for variable annuities.
FLC Mortgage Company***	Illinois	100% owned by Federal Life	Engages in the business of brokering, funding, originating or servicing of residential or commercial mortgage loans.

*	Files separate financial statements.

**	Newly-formed entity for which financial statements are not available.

***	Included in Federal Life’s filed financial statements in the statement value of the common stock. There is no requirement that the subsidiaries be filed separately.

Item 27.	Number of Contract owners

As of September 30, 2007, there were 271 separate account contract owners.

Item 28.	Indemnification

Federal Life’s By-Laws provide that Federal Life will indemnify any person who was or is party to or threatened to be made party to any threatened or pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in right of Federal Life) by reason of the fact that he is or was a director, officer, employee, fiduciary of a company employee benefit plan or member of a committee of Federal Life, or is or was serving on behalf of Federal Life as a director, officer, employee or trustee of another corporation, partnership, joint venture, trust or other enterprise. Federal Life will indemnify such a person against judgments, fines, amounts paid in settlement and expenses, including counsel fees, actually and reasonably incurred by or imposed upon him if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of Federal Life, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of Federal Life, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Every such person who has been wholly successful, on the merits or otherwise, with respect to any action, suit or proceeding or claim, or threat thereof, of the character described above will be entitled to indemnification. Otherwise, payment, reimbursement or indemnification will be made by Federal Life to any person, if either, (i) in the case of a person who is not a director and the Board of Directors finds that the person has met the above stated standards of conduct, or (ii) in the case of a director or an officer who is also a director, independent legal counsel delivers to Federal Life written advice that, in the opinion of such counsel, the director or officer has met the above standards of conduct.

Expenses incurred by any person with respect to any action, suit or proceeding or claim, or threat thereof, of the character described above may be advanced by Federal Life prior to the final disposition of such action, suit, proceeding or claim upon receipt of an undertaking by such person to repay such amount if it is ultimately determined that he is not entitled to indemnification by law or under the provisions of such section.

The foregoing rights of indemnification shall be in addition to any rights to which any director, officer or employee of Federal Life, former, present or future, may otherwise be entitled to as a matter of law.

Federal Life has the power to purchase and maintain liability insurance on behalf of any person who is serving in any capacity mentioned above, whether or not Federal Life would have the power to indemnify such person as provided above.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.	Principal Underwriter

FED Mutual Financial Services, Inc., a wholly-owned subsidiary of Federal Life, acts as principal underwriter for the separate account and the contracts. The individuals listed below are the officers and directors of the principal underwriter. The business address for each is 3750 West Deerfield, Road, Riverwoods, Illinois 60015.

Name	Positions and Offices

Joseph D. Austin	President and Director
Michael Austin	Vice President and Director
Thomas W. Austin	Vice President
William S. Austin	Secretary
Fred T. Barth	Treasurer
Christine Q. Kaefer	Chief Compliance Officer

Item 30.	Location of Accounts and Records

All accounts, books, or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant through Federal Life Insurance Company (Mutual), 3750 West Deerfield Road, Riverwoods, Illinois 60015.

Item 31.	Management Services

Contracts under which management-related services are provided to the Registrant are set forth in Part B under the caption “Service Arrangements and Distribution.”

Item 32.	Undertakings and Representations

(a) Registrant undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d) Federal Life Insurance Company (Mutual) hereby represents that the fees and charges deducted under the contracts described in this Registration Statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Federal Life Insurance Company (Mutual).

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the Village of Riverwoods, and State of Illinois, on this 12th day of August, 2008.

Federal Life Variable Annuity Account-A

Federal Life Insurance Company (Mutual)
(Depositor)

By:	/s/ William S. Austin
President and Chief Operating Officer

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Joseph D. Austin	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	August 12, 2008

/s/ William S. Austin William S. Austin	Director, President and Chief Operating Officer (Principal Financial Officer)	August 12, 2008

* Fred T. Barth	Controller and Accounting Officer (Principal Accounting Officer)	August 12, 2008

* Michael Austin	Director, Executive Vice President and Chief Marketing Officer	August 12, 2008

* William H. Springer	Director	August 12, 2008

* James H. Stacke	Director	August 12, 2008

* John G. Weithers	Director	August 12, 2008

*By:	/s/ William S. Austin
William S. Austin
Attorney-in-fact

INDEX TO EXHIBITS

Exhibit
No.

1.1	Resolutions of the Board of Directors of Federal Life Insurance Company (Mutual) authorizing establishment of the Federal Life Variable Annuity Account — A(1);
3.1	Form of Underwriting and Servicing Agreement between Federal Life Trust and FED Mutual Financial Services, Inc. dated [ ], 2008(2);
4.1	Form of Individual Variable Deferred Annuity Contract(1);
4.2	Form of Amendatory Endorsement(2);
5.1	Form of Application for Individual Variable Deferred Annuity Contract(1);
6.1	Articles of Incorporation of Federal Life Insurance Company (Mutual)(1);
6.2	By-Laws of Federal Life Insurance Company (Mutual)(1);
8.1	Form of Participation Agreement among Federal Life Insurance Company (Mutual), Federal Life Variable Account — A, Federal Life Trust, FLC Investment Management Company, LLC and FED Mutual Financial Services, Inc. dated [ ], 2008(2);
9.1	Consent of Counsel(2);
10.1	Consent of Independent Registered Public Accounting Firm regarding statements of Federal Life Variable Annuity Account — A;
10.2	Consent of Independent Registered Public Accounting Firm regarding statements of Federal Life Insurance Company (Mutual);
10.3	Consent of Independent Registered Public Accounting Firm regarding statements of Federal Life Insurance Company (Mutual);
10.4	Consent of Independent Registered Public Accounting Firm regarding statements of Federal Life Variable Annuity Account — A;
14	Powers of Attorney(1).

(1)	Incorporated herein by reference to the initial Registration Statement on Form N-4 (File No. 333-147464) filed with the Securities and Exchange Commission on November 16, 2007.

(2)	Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File No. 333-147464) filed with the Securities and Exchange Commission on July 3, 2008.